Exhibit 99.1

EUPRAXIA PHARMACEUTICALS INC.

ANNUAL INFORMATION FORM

Dated March 11, 2026

TABLE OF CONTENTS

INTRODUCTION	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS	1
CORPORATE STRUCTURE	9
General	9
Intercorporate Relationships	9
GENERAL DEVELOPMENT OF THE BUSINESS	10
Three-Year History	10
DESCRIPTION OF THE BUSINESS	13
RISK FACTORS	39
Risks Relating to Our Limited Operating History, Financial Position and Capital Requirements	39
Risks Relating to the Company’s Business	39
Risks Relating to Marketing, Reimbursement, Healthcare Regulations and Ongoing Regulatory Compliance	90
Risks Relating to our Securities	95
DIVIDENDS	101
CAPITAL STRUCTURE	101
Common Shares	103
Preferred Shares	103
MARKET FOR SECURITIES	104
Trading Price and Volume	104
Prior Sales	105
DIRECTORS AND OFFICERS	105
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	107
Conflicts of Interest	108
PROMOTERS	108
AUDIT COMMITTEE INFORMATION	108
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	111
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	112
TRANSFER AGENT AND REGISTRAR	112
MATERIAL CONTRACTS	112
INTERESTS OF EXPERTS	112
ADDITIONAL INFORMATION	112
SCHEDULE “A” Audit Committee Charter	113

INTRODUCTION

In this annual information form (this “AIF”), unless the context requires otherwise, references to the “Company”, “Eupraxia”, “we”, “us”, “our” and similar words refer to Eupraxia Pharmaceuticals Inc. or any predecessor thereto, as the context requires. The information in this AIF is presented as of December 31, 2025, unless otherwise indicated. All dollar amounts in this AIF are in United States dollars, except where otherwise indicated.

In the interest of greater clarity for investors, the Company will use EP-104IAR when referring to the product candidate that is intended for intra-articular (“IAR”) injections for indications such as osteoarthritis (“OA”), EP-104GI when referring to the product candidate that is intended for submucosal injections in the GI tract for indications such as eosinophilic esophagitis (“EoE”), and simply refer to the product candidate as EP-104 in conjunction with topics that are related to both EP-104IAR and EP-104GI.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain statements and information in this AIF contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “may,” “might,” “will,” “likely”, “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “goal,” “outlook,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “forecast,” “estimate,” “potential,” “target,” “seek,” “contemplate,” “continue,” “design,” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words and similar expressions. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this AIF.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as factors that we believe are appropriate. Forward-looking statements in this AIF include, but are not limited to, statements relating to:

•	the Company’s business strategies and objectives, including current and future plans, expectations and intentions;

•	the Company’s intention to evaluate funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities;

•	the Company’s ability to obtain sufficient funding for our operations, including funding for research, development and commercial activities;

•	the Company’s projected operating expenses and capital expenditures;

•	the Company’s ability to achieve profitability;

•	projected revenues, future trends, opportunities and growth in the Company’s industry and the drug development markets;

•	the anticipated market reception of the target profile of EP-104GI and EP-104IAR;

•	the Company’s ability to maintain and enhance its competitive advantages and technological advantages;

•	the entry into commercial partnerships and commercialization of our technology;

•	the Company’s ability to enter into definitive agreements with its contract research organizations (“CROs”);

•	the Company’s ability to enter into co-development and/or collaborative partnerships;

•	the Company’s clinical development programs and activities and the estimated timing thereof;

•	the timing, status and results of clinical trials, including with respect to patient recruitment and data readout;

•	the success of regulatory submissions, including the Company’s belief that its planned clinical trials will support a future New Drug Application (“NDA”) submissions for EP-104GI and EP-104IAR;

•	the obtaining of potential regulatory approval;

•	the hiring of additional research and development team members;

•	the potential for the Company’s technology to impact the drug delivery process;

•	the development of additional intellectual property, ability to patent or otherwise protect such developed intellectual property and licenses with third parties for intellectual property;

•	the ability of issued patents to provide protection for our products and technology in applicable jurisdictions;

•	the Company’s ability to protect, expand upon and exploit its existing intellectual property;

•	the entry into sponsored research agreements and the benefits therefrom;

•	the competitive advantages of the Company and its technology;

•	the planned development and future success of the Company’s product candidates and results gathered from studies thereof;

•	the development of products from the Company’s competitors;

•	the application of regulations and standards to the Company’s future products and services or research and development activities;

•	the Company’s retention of funds or payment of dividends;

•	the translation of the Company’s technologies and expansion of its offerings into clinical applications;

•	the potential benefits to patients from Eupraxia’s platforms;

•	the value of the strategic relationship to Eupraxia’s clients and investors;

•	the Company’s engagement with legal and regulatory authorities in various jurisdictions;

•	the Company’s anticipated use of proceeds from the Offering (as defined herein) and its existing cash and cash equivalents and the related estimated cash runway;

•	the sufficiency of the Company’s existing cash and cash equivalents to fund its future operating expenses and capital expenditure requirements;

•	the issuance of common shares of the Company (the “Common Shares”) upon conversion of the Series 1 Preferred Shares (as defined herein);

•	the dividends payable on Series 1 Preferred Shares, including the potential issuance of PIK Preferred Shares (as defined herein);

•	the demand and commercial viability of the Company’s technology;

•	the demand and market acceptance for product candidates developed by the Company and for which it receives marketing authorization;

•	the Company’s anticipation that in the future, therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates;

•	the Company’s intention of considering the possibility of identifying a corporate partner to help with the development and/or commercialization of EP-104GI in markets outside of the US;

•	the Company’s belief that the future success of EP-104IAR will be dependent on late phase development and commercialization expertise and will require significant resources;

•	the Company’s intention to use its capital resources previously identified for EP-104IAR development to continue development of EP-104GI;

•	the Company’s belief that EP-104 is a promising candidate for prolonged anti-inflammatory use;

•

the Company’s belief that the EP-104 drug delivery technology platform has the potential to have a beneficial application for EoE, given the already-established efficacy of oral immediate release of FP in this indication;

•	the Company’s belief that the EP-104 drug delivery technology platform has the potential to be an effective treatment for OA based on the proven efficacy of other corticosteroids for this condition;

•

the Company’s belief that adaptations to the original formulation of EP-104, including modifications to the carrier vehicle and dose, will result in the creation of EP-104GI specific to GI indications;

•

the Company’s belief that the ongoing global increase in cases and costs of EoE highlight the significant need for novel safe, efficacious and cost-effective treatments to improve outcomes in its management;

•	the various clinical trials and non-clinical work that the Company believe will be required in support of a future NDA submission for EP-104IAR;

•

the Company’s anticipation that it or a potential partner would submit an NDA for EP-104IAR under Section 505(b)(2) of the FDCA to obtain FDA approval, and that such NDA would rely in part on non-clinical studies and clinical trials conducted by the Company or a potential partner, and in part on the FDA’s prior findings of safety and efficacy for the active ingredient for which the Company does not have a right of reference or which have been established in the scientific literature in the public domain;

•	the Company’s belief that the future success of the product candidate will be dependent on late phase development and commercialization expertise and will require significant resources;

•	the Company’s focus over the 24 months on the execution of the EP-104 development programs;

•	the Company’s intention to seek out-licencing, co-development or marketing partners for its technology, with the potential to expand and exploit its application fully;

•

the Company’s intention to put in place conditions and resources, including the potential use of licensing partnerships, that support the success of the development program, marketing authorization(s) and commercialization across multiple jurisdictions, as well as exploitation of any opportunities for lifecycle and patent extension, which, depending on market conditions, may take the form of co-development or commercialization partnerships, transactional opportunities and/or public financing options;

•	the fact that pipeline programs are expected to be another area of potential growth in the next 24 months;

•

the Company’s belief that its technology has the potential to be particularly suitable for diseases requiring precisely targeted and controlled localized therapy where broader tissue or systemic exposure should be avoided (e.g., tumour oncology);

•

the Company’s goal to add a pipeline product candidate over the next 24 months to allow for sustained corporate growth, which the Company expects to involve a multidisciplinary review of candidate drugs, formulation development, in vitro screening to identify the most promising lead candidates and non-clinical proof-of-concept studies;

•	the uses of proceeds of the Company’s offerings;

•

the Company’s expectation that at least one Phase 3 study assessing both efficacy (reduced histological signs and improved symptoms) and safety of EP-104GI will be required to seek marketing approval for EP-104GI for EoE;

•

the Company’s belief that there is a general dissatisfaction with currently available therapies in the EoE market, and that a product that potentially delivers 9-12 months efficacy; has a lower risk of systemic adverse events, and by nature of its delivery and pharmacokinetic profile increases the likelihood of patient adherence, has the potential to become a leading product in the EoE landscape; and

•	the Company’s belief that EP-104IAR provides promising tolerability and PK data and preliminary clinical activity data to support future development of EP-104IAR.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance or results. These risks and factors include, but are not limited to:

•

we have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;

•

we will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts, if any of our product candidates receive marketing authorization;

•

we are substantially dependent on the success of our lead product candidates EP-104GI, which is currently being studied in a Phase 1b/2 clinical study, and EP-104IAR, for which we are evaluating funding alternatives for the continued development, including potential partnership opportunities. If we are unable to complete development of, obtain approval for and commercialize EP-104GI or EP-104IAR, alone or through a potential partnership, in a timely manner, our business will be harmed;

•

if we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor;

•

adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations;

•

clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates. Furthermore, the results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the U.S. Food and Drug Administration (the “FDA”) or comparable non-U.S. regulatory authorities or provide the basis for regulatory approval;

•	our lead product candidates may not be successful for their intended use;

•	our current and future product candidates will require regulatory approval, which is costly, and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications;

•	We may not be successful formulating any additional product candidates with our Diffusphere platform technology;

•

the clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, European Medicine Agency (“EMA”), Health Canada or other comparable foreign regulatory authorities or otherwise produce positive results;

•

we completely rely on third parties to provide supplies and inputs required for our product candidates and, if these third parties fail to fulfill their contractual obligations, we may be unable to pursue further development of our product candidates and our business could be substantially harmed;

•

we rely on CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed;

•

the manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented;

•

our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed;

•

the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA, Health Canada or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of our Common Shares;

•

interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

•

any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business;

•

our current or future product candidates may cause significant adverse events, toxicities or other undesirable adverse events when used alone or in combination with other products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential, if approved, or result in significant negative consequences;

•

where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or Breakthrough Therapy designation. Even if we receive a designation that would allow for expedited review, we can provide no assurance that we will be able to obtain FDA or other regulatory approval sooner or at all;

•

if we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue;

•	we have a novel technology with uncertain market acceptance if any of our product candidates are approved;

•	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•

clinical drug development is a lengthy, expensive, and inherently uncertain process, and we may experience delays in completing, or ultimately be unable to successfully complete the clinical trials needed for regulatory approval;

•	the FDA, EMA, Health Canada and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction;

•

obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	if the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;

•

if our product candidates receive regulatory approval, the competitive landscape, standard of care, and pricing and reimbursement environment may have changed by that time, which could significantly reduce the market opportunity and our ability to attain commercially viable pricing for our products;

•

pricing for competitive products could decrease due to competition from generic or biosimilar versions of those drugs, which could have a materially negative impact on our ability to capture adequate pricing of our product candidates, if approved;

•	even if our product candidates receive regulatory approval, we will be subject to significant post marketing regulatory requirements and oversight;

•	FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates;

•

the FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and failure to comply with these laws and other laws relating to promotion could subject us to enforcement action;

•

disruptions at the FDA and other government agencies caused by actions taken by the current U.S. presidential administration or through legislative or judicial action, reductions in force, government shutdowns, funding shortages, or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we rely on key personnel;

•	we may not be able to successfully execute our business strategy;

•	we are in a highly competitive industry which is continuously evolving with technological changes;

•	our future success will depend on our ability to continually enhance and develop our product candidates;

•

we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

•

there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, and implementation of new legislative or regulatory policies by the U.S. government could impose additional costs on the Company, result in delayed timelines, or otherwise negatively impact the Company, which could have a material adverse impact on the Company’s business;

•	a variety of risks associated with potential international business relationships could materially adversely affect our business;

•

Changes in drug pricing and reimbursement policies—including the introduction or expansion of “most-favored-nation” or similar reference-pricing frameworks-could materially reduce achievable pricing, constrain market access, and adversely impact our revenues, margins, and overall business strategy;

•	collaboration arrangements we may enter into in the future may not be successful;

•	provisions of any future debt instruments may restrict our ability to pursue our business strategies;

•	we may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances;

•	we have traditionally relied on key collaborations and grants;

•

we are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations;

•

our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor;

•	we may fail to manage our growth successfully, which may adversely impact our operating results;

•	guidelines and recommendations published by various organizations can reduce the use of products that we may commercialize if marketing authorization is received;

•	we use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

•

if product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104, if approved, for any indication, and any other future products;

•

our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business;

•	we may be subject to securities litigation, which is expensive and could divert management attention;

•	our directors and executive officers may be affiliated with other biotech companies and may have conflicts of interest;

•	our business may be affected by macroeconomic conditions;

•	our business may be affected by global geopolitical risks;

•	we may be responsible for corruption and anti-bribery law violations;

•	we are subject to foreign exchange risks;

•	we are subject to taxation risks and changing rules by different tax authorities;

•	we are subject to a number of risks and hazards and may not be sufficiently insured for all of them;

•	we devote significant resources to regulatory compliance as a public entity;

•

if we are unable to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations;

•	our success depends on our ability to protect our intellectual property and our proprietary technologies;

•

if the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;

•	intellectual property rights do not necessarily address all potential threats to our competitive advantage;

•	our patent rights may prove to be an inadequate barrier to competition;

•

our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts;

•	we may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses;

•

we may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad;

•	intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our Common Shares to decline;

•

derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party;

•

we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates;

•	changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	we may be subject to claims challenging the inventorship or ownership of our patents, the patents we license, and other intellectual property;

•	patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time;

•	we may not be able to protect or enforce our intellectual property rights throughout the world;

•

obtaining and maintaining our patent protection depends on compliance with various procedural, documentary submission, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements;

•	if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•	if we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position;

•	we may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets;

•

we may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers;

•	we may be subject to claims challenging the inventorship of our patents and other intellectual property;

•	our rights to develop and commercialize our technology and product candidates, if approved, may be subject, in part, to the terms and conditions of any future licenses granted to us by others;

•

if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business;

•	the patent protection and patent prosecution for some of our product candidates may be dependent on third parties;

•

coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies, if approved, profitably;

•

our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings;

•

our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements;

•	our research and development activities could be affected or delayed as a result of possible restrictions on animal testing;

•	ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

•	the market price of the Common Shares may be volatile;

•	investors may lose their entire investment;

•	we have no history of dividends;

•	our existing executive officers and directors own a significant percentage of Common Shares and may have a significant impact over matters submitted to our shareholders for approval;

•	future sales of Common Shares by our existing shareholders could cause our share price to decline;

•	we will need to raise additional financing in the future which may dilute our share capital;

•

if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline;

•

the outstanding Series 1 Preferred Shares, and any future issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Shares, which could depress the price of our Common Shares;

•	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval;

•	raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates;

•

we have warrants, pre-funded warrants, Series 1 Preferred Shares convertible into Common Shares, and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders;

•	our Common Shares may have limited liquidity;

•	we cannot assure you that an active market will develop for our Common Shares on the Nasdaq;

•	United States investors may not be able to obtain enforcement of civil liabilities against us;

•	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders;

•	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

•	U.S. holders of our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company; and

•	if a U.S. holder is treated as owning at least 10% of our Common Shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Eupraxia as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this AIF, the Company has made various material assumptions, including but not limited to (i) the Company’s ability to attract and retain skilled staff; (ii) future research and development plans for the Company proceeding substantially as currently envisioned; (iii) industry growth trends, including with respect to projected and actual industry sales; (iv) the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; (v) sufficient working capital and the Company’s ability to control costs and raise additional financing going forward; (vi) obtaining regulatory approvals and the potential benefits of our products, if approved; (vii) general business and economic conditions; (viii) the Company’s ability to achieve profitability; (ix) the Company’s ability to successfully commercialize its current product candidates, enter into commercial partnerships and develop new products; (x) the availability of financing on reasonable terms; (xi) market competition; (xii) the products and technology offered by the Company’s competitors; (xiii) the Company’s ability to protect patents and proprietary rights; and (xiv) the availability and cost of personnel, materials and supplies.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors”. Should one or more of these risks or uncertainties, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this AIF and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

CORPORATE STRUCTURE

General

The Company was incorporated under the name “Plaza Capital Partners Inc.” pursuant to the Business Corporations Act (Alberta) on May 12, 2011. On May 11, 2012, the Company was continued to British Columbia under the Business Corporations Act (British Columbia) (the “BCBCA”), with the name “Eupraxia Pharmaceuticals Inc.”. Our registered and records office is located at Suite 3500, 1133 Melville Street, The Stack, Vancouver, British Columbia, Canada, V6E 4E5. Our head office is located at 201—2067 Cadboro Bay Road, Victoria, British Columbia, Canada V8R 5G4.

Intercorporate Relationships

The chart below illustrates the Company’s inter-corporate relationships of its subsidiaries as at the date hereof. All ownership is 100% unless otherwise stated.

Notes:

(1)

Amanda Malone, the Chief Scientific Officer and Chief Operating Officer of the Company, holds 225 non-voting Class B shares (the “Class B Shares”) of Eupraxia Pharma Inc. (“Eupraxia Pharma”), representing 5% of the outstanding securities of Eupraxia Pharma. The Company holds the remaining 95% of such securities, which consists of 4,275 voting Class A shares. Each Class B Share is exchangeable into Common Shares based on an exchange rate of 2,500 Common Shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 Common Shares. The Class B Shares are exchangeable by Dr. Malone at her election, provided that the Company may force the exchange of the Class B Shares into Common Shares at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into Common Shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay Dr. Malone cash in lieu of issuing Common Shares, with such cash amount to be determined based on the then current market price of the Common Shares.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

2026

On January 8, 2026, the Company announced positive tissue health data from its ongoing RESOLVE trial in EoE including the demonstration of near-complete improvement on biopsy in the highest dosed group.

On February 20, 2026, the Company announced that it closed the Offering (the “2026 Offering”) of 7,607,145 Common Shares, which includes the issuance of 1,178,571 Common Shares upon full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $7.00 per Common Share, and 1,428,571 Pre-Funded Warrants (each, a “Pre-Funded Warrant”) at a price of $6.99999 per Pre-Funded Warrant, which equals the public offering price per Common Share less the $0.00001 per share exercise price of each Pre-Funded Warrant, for gross proceeds of approximately $63.2 million, before deducting the underwriting commissions and estimated expenses incurred in connection with the 2026 Offering. Cantor Fitzgerald & Co. and LifeSci Capital LLC acted as joint book-running managers for the 2026 Offering. Bloom Burton Securities Inc. and Craig-Hallum Capital Group, LLC also acted as co-managers for the 2026 Offering. The Company intends to use the net proceeds from the Offering primarily for the continued advancement of EP-104GI for Eosinophilic Esophagitis, and to undertake the necessary commercial/market development activities to prepare for the eventual product launch. The Company also intends to use a portion of the proceeds to accelerate and expand its plans to pursue clinical studies with EP-104GI in multiple additional gastrointestinal indications, including in esophageal strictures and fibrostenotic Crohn’s disease.

2025

On February 18, 2025, the Company announced the appointment of Alex Rothwell as the Company’s new Chief Financial Officer, coinciding with the retirement of Bruce Cousins.

On February 25, 2025, the Company announced positive data from the sixth cohort of its RESOLVE Phase 1b/2a trial which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE.

On May 5, 2025, the Company announced positive nine-month data from the open-label, dose-escalation Phase 1b/2a RESOLVE trial, which demonstrated sustained positive treatment outcomes in patients with EoE after nine months of receiving EP-104GI, with no serious adverse events reported

On July 8, 2025, the Company announced dosing of the first patient in the Phase 2b placebo-controlled portion of EP-104GI RESOLVE trial in EoE.

On September 2, 2025, the Company announced the first set of 1-year clinical results from the RESOLVE Trial showing that two-thirds of Cohort 5 patients (N=3) remained in clinical remission after treatment with EP-104GI. Results demonstrated durable symptom and tissue responses beyond nine months of therapy, supporting long-term disease control.

On September 24, 2025, the Company announced the closing of a public offering of Commons Shares. The Company issued 14,636,363 Common Shares at a price of $5.50 per Common Share for gross proceeds of approximately $80.5 million which included the issuance of 1,909,090 Common Shares upon full exercise of the option to purchase additional shares granted to the underwriters. Proceeds will support clinical development of EP-104GI and broader pipeline advancement.

On September 29, 2025, the Company announced positive data from highest-dose cohort in the ongoing RESOLVE trial in EoE, and plans for expansion of EP-104GI development programs.

On November 13, 2025, the Company announced additional 52-week follow-up data from the RESOLVE trial in EoE demonstrating consistent results after dosing with EP-104GI.

2024

On February 1, 2024, the Company announced summary results from the End-of-Phase 2 meeting with the FDA and the initiation of the Phase 3 Development program for EP-104IAR.

On February 5, 2024, the Company announced updated positive clinical trial data in its EP-104GI RESOLVE trial for the treatment of Eosinophilic Esophagitis.

On February 5, 2024, the Company filed and obtained a receipt for a final short form base shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus replaced the Company’s 2023 Shelf Prospectus filed in June 2023. The Shelf Prospectus allows the Company and certain of its securityholders to qualify the distribution of up to US$200 million of Common Shares, preferred shares, debt securities, warrants, subscription receipts, and units, or any combination thereof during the 25-month period that the Shelf Prospectus is effective, in amounts, at prices and on terms based on market conditions at the time of any offering, and set forth in an accompanying shelf prospectus supplement.

On March 15, 2024, the Company announced the closing of an overnight marketed offering (the “Offering”) of Common Shares. The Company issued 8,260,435 Common Shares at a price of CDN$4.10 per Common Share for gross proceeds of $25,026,073 (CDN$33,867,784), which included the issuance of 943,435 Common Shares upon partial exercise of the over-allotment option.

On April 3, 2024, the Company announced that it had received approval from the Nasdaq Capital Market (“Nasdaq”) to list its Common Shares on the stock exchange. On April 5, 2024, the Company subsequently announced that its Common Shares had begun trading on the Nasdaq under the ticker “EPRX.” Common Shares continue to be traded on the Toronto Stock Exchange under the ticker symbol “EPRX.”

On May 2, 2024, the Company announced the formation of a Clinical Advisory Board for its gastrointestinal program. The Clinical Advisory Board is comprised of Dr. Evan Dellon (Chairman), Dr. Stephen Attwood, Dr. Albert Bredenoord, Dr. Donna Griebel, Dr. Ikuo Hirano and Dr. Roos Pouw. The Clinical Advisory Board will work closely with Eupraxia as it continues its development of EP-104GI for EoE.

On May 21, 2024, the Company announced additional positive clinical data from its Phase 1b/2a RESOLVE trial, which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE.

On May 23, 2024, the Company announced that regulators in Australia and Canada have cleared the Company’s request to expand its Phase 1b/2a RESOLVE trial, which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE. Clinical data from initial low-dose cohorts showed signs of potential efficacy, as well as encouraging safety and duration of impact from EP-104GI.

On August 2, 2024, the Company announced a new $8,659,200 (CDN$12 million) convertible debt facility (the “Convertible Debt Facility”). Under the Convertible Debt Facility, Yabema Capital Limited and other current Eupraxia shareholders (together, the “Lenders”) made available for drawdown an aggregate amount of $8,659,200 (CDN$12 million) for a period of 120 days following entry into the agreement. The Debt Agreement (as defined below) with Silicon Valley Bank (“SVB”) and SVB Innovation Credit Fund VIII, L.P. was subsequently repaid September 12, 2024.

On September 11, 2024, the Company announced additional positive clinical data from its RESOLVE Phase 1b/2a trial which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE.

On October 2, 2024, the Company announced the expansion of Dr. Amanda Malone’s role to that of Chief Operating Officer and Chief Scientific Officer of the Company.

On October 15, 2024, the Company announced that Phase 2b data from the SPRINGBOARD trial evaluating EP-104IAR for the treatment of knee osteoarthritis was published in Lancet Rheumatology.

On October 31, 2024, the Company announced the closing of a non-brokered private placement (the “Private Placement”) of newly issued Series 1 Preferred shares in the capital of the Company (the “Series 1 Preferred Shares”). The Company issued 8,905,638 Series 1 Preferred Shares for gross proceeds of $31,997,837 (CDN$44,528,190). The material characteristics of the Series 1 Preferred Shares are described herein under the heading “Capital Structure – Series 1 Preferred Shares”.

The holders of Series 1 Preferred Shares are entitled to nominate one representative to the board of directors of the Company. Concurrently with the closing of the Private Placement, Joseph Freedman was appointed to the board of directors of the Company as the first nominee of the holders of Series 1 Preferred Shares.

Concurrent with the closing of the Private Placement, on October 31, 2024, the Company entered into a Termination and Release Agreement with the Lenders to terminate the Convertible Debt Facility (the “Termination Agreement”), in connection with the closing of the Private Placement.

On November 12, 2024, the Company announced positive data from the fifth cohort of its RESOLVE Phase 1b/2a trial which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE.

On November 20, 2024, the Company announced a single administration of DiffuSphere™ successfully delivered fluticasone propionate for at least six months in patients with eosinophilic esophagitis.

2023

On May 18, 2023, the Company announced the appointment of Dr. Mark Kowalski to the role of Chief Medical Officer. This new position reports directly to the Chief Executive Officer (“CEO”) and is responsible for advancing clinical trials and pipeline development.

On June 8, 2023, the Company announced the dosing of the first patient in an open-label Phase 1b/2a clinical study (RESOLVE) using EP-104GI in EoE. The RESOLVE study will be conducted in up to 24 adult patients with a confirmed diagnosis and active EoE symptoms. Primary outcomes for safety, pharmacokinetics (“PK”) and efficacy will be collected at various points over a 12-week total period, with a subsequent follow up at six (6) months. Initial low-dose cohorts presented early signals of efficacy, and we anticipate ongoing safety, efficacy and PK readouts from subsequent dose-escalation cohorts throughout 2024. The RESOLVE protocol is active at sites in Canada, the Netherlands and Australia. Additional sites and jurisdictions will be added as necessary to complete target recruitment.

On June 13, 2023, the Company announced that it had received U.S. Fast Track designation for EP-104IAR in the treatment of OA. This process is designed to facilitate the development and expedite the review of drugs that treat serious conditions and fill an unmet medical need.

On June 22, 2023, the Company filed and obtained a receipt for a final short form base shelf prospectus (the “2023 Shelf Prospectus”). The 2023 Shelf Prospectus replaced the Company’s 2022 Shelf Prospectus filed in January 2022.

On June 26, 2023, the Company announced positive results from its Phase 2b clinical trial of EP-104IAR for pain associated with knee OA. EP-104IAR met its primary endpoint with a clinically meaningful and statistically significant (p=0.004) improvement over vehicle-placebo in WOMAC Pain at 12 weeks.

On August 18, 2023, the Company announced the closing of a non-brokered private placement. The Company issued 3,183,875 Common Shares at a price of CDN$7.00 per Common Share for gross proceeds of CDN$22,287,125.

On September 7, 2023, the Company announced the appointment of KPMG LLP as the auditor of the Company, effective August 30, 2023. Concurrently, Baker Tilly WM, LLP resigned as the Company’s auditor. There were no reportable events involving Baker Tilly WM, LLP.

On October 11, 2023, the Company announced the initiation of a second cohort in its Phase 1b/2a clinical trial in EoE.

On December 12, 2023 the Company announced positive clinical data in its EP-104GI RESOLVE trial.

DESCRIPTION OF THE BUSINESS

Overview of the Company

We are a clinical-stage biotechnology company seeking to leverage our proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. Each of our product candidates is designed to improve patient benefit by providing more prolonged activity than currently available treatments, combined with an improved pharmacokinetics (“PK”) and related safety profile and precisely targeted local delivery. We believe a product with this profile could offer the dual potential of providing long-lasting treatment and being well-tolerated in target and non-target tissues. Our strategy is to develop a portfolio of product candidates based on this delivery technology.

We currently have two distinct clinical development programs, one targeting EoE and the second targeting chronic OA pain in the knee. Both programs are broadly based upon the same active pharmaceutical ingredient (“API”), fluticasone propionate. The injectable drug is dispensed together with a “vehicle” diluent specifically designed for the target delivery modality and co-administered with the API. The same underlying API and extended-release formulation is being used in both development programs. In the future, we anticipate that therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates. The product candidate that is being developed specifically for submucosal injections in the GI tract with an initial indication of EoE is referred to as EP-104GI, and the product candidate that is being developed for intra-articular (“IA”) injections with an initial indication of knee OA is referred to as EP-104IAR. EP-104 is intended to refer to the extended-release fluticasone propionate encapsulated with the Diffusphere™ technology, which is used in the formulation of both EP-104GI and EP-104IAR.

We are currently conducting a Phase 1b/2 clinical trial with EP-104GI in Canada, the Netherlands, Australia, the UK, Switzerland and New Zealand. We also received pre-Investigational New Drug (“IND”) feedback from the FDA on December 3, 2024, to clarify IND-enabling early phase program requirements for conducting studies in the United States. We intend to continue development of EP-104GI through the ongoing clinical trials and other testing required by the FDA for submission of an NDA to potentially obtain commercial approval for marketing in the United States and around the world. We intend to evaluate the possibility of identifying a corporate partner to help with the development and/or commercialization of EP-104GI in markets outside of the United States.

We have successfully completed a Phase 2b clinical trial with EP-104IAR in knee OA, and in January 2024, held a meeting with the FDA to determine the late-phase program requirements for an NDA submission and potential approval in the United States. We believe that the future success of the product candidate will be dependent on late phase development and commercialization expertise and will require significant resources. We are currently evaluating funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities and intend to modulate investment levels pending the outcome of this evaluation. We intend to use our capital resources previously identified for EP-104IAR development to continue development of EP-104GI.

Product Candidates

The primary active ingredient of the EP-104 product candidates consists of a solid core of fluticasone propionate (“FP”) coated with an outer layer of polyvinyl alcohol (“PVA”). FP is a synthetic trifluorinated corticosteroid with potent anti-inflammatory activity and a well-established systemic safety record in the form of widely used inhaled, intranasal, and topical agents. It has been shown to be locally active, and FP that is systemically absorbed is rapidly metabolized. Relative to other corticosteroids (including triamcinolone acetonide or “TCA”), FP has a high affinity for the glucocorticoid receptor, low solubility, a low rate of dissociation, and a comparatively long half-life. It is currently approved by the FDA, Health Canada, European Medicines Agency and many other regulatory agencies around the world. PVA is a biocompatible polymer with numerous biomedical applications and a 30-year safety record in various human tissues. We believe these characteristics make EP-104 a promising candidate for prolonged anti-inflammatory use.

EP-104 technology is designed to work through diffusion of the drug particles through a microns-thin polymer membrane. When the particles are injected at the disease site, extracellular fluid diffuses across the polymer membrane and into the particles themselves, dissolving some of the solid drug core, creating a saturated drug solution inside the microsphere with relatively low drug concentrations outside the microenvironment. Steady-state diffusion of FP across the polymer membrane and into the extracellular space then delivers the drug candidate to the intended area at a prolonged and steady rate with close to constant drug levels. This rate can be controlled by changing the size of the drug core and the properties of the polymer membrane, creating a target drug release profile designed to maximize disease treatment and reduce systemic and local adverse events often accompanying drugs having conventional release profiles.

The following figure illustrates the differences between immediate release drugs, standard extended-release drugs and the release profile intended by EP-104. Immediate-release drugs release high initial drug levels into the blood (which can result in adverse events), followed by rapid drug clearance. Standard extended-release profiles tend to blunt the early peak effects but still decline at a rapid rate. EP-104 is designed to prevent early peak concentrations associated with adverse events and extend the duration of FP residence time in the intended area of administration to achieve prolonged activity.

Drug Plasma Levels and Release Profiles

Adepu, S.; Ramakrishna, S. Controlled Drug Delivery Systems: Current Status and Future Directions. Molecules 2021, 26, 5905. https://doi.org/10.3390/molecules26195905

Another key feature differentiating EP-104 from other extended-release IA corticosteroid formulations is that more than 90% by weight of EP-104 is the active FP component in the investigational drug product, compared to less than 30% in other polymer based extended-release products which use degradation.

FP, although approved by the FDA, Health Canada, EMA and other regulatory agencies, is not currently approved for use in any formulation for the treatment of symptoms in either EoE or OA. To our knowledge, EP-104GI and EP-104IAR are the only extended-release formulations of FP in development for these conditions. We believe that the EP-104 drug delivery technology platform has the potential to have a beneficial application for EoE, given the already-established efficacy of oral immediate release of FP in this indication. We believe the drug delivery technology platform also has the potential to be an effective treatment for OA based on the proven efficacy of other corticosteroids for this condition. The potential for an improved treatment of EoE and OA with our proprietary formulations of EP-104 is further supported by a continually expanding library of data supporting the value of extended-release steroids.

EP-104 consists of a vial of EP-104 powder and a separate vial of liquid (referred to as the “Vehicle”). Before injection, the Vehicle is mixed with the dry powder to suspend the EP-104 particles; this enables the EP-104 powder to be injected into the patient. In an ongoing stability study, the powder has proven stable for 48 months when stored at room temperature. Batches of EP-104 are currently manufactured at the projected initial batch scale required for launch.

EP-104GI for Eosinophilic Esophagitis

EP-104GI Target Product Profile for EoE

Efficacy similar to or better than existing approved therapies	Constant and prolonged localised drug exposure lasting 9-12 months resulting in a durable clinical response of equivalent duration

Well tolerated, without the most common adverse events experienced with existing approved therapies	Not associated with the adherence issues that can limit efficacy of existing therapies

EP-104 is being developed for the treatment of eosinophilic esophagitis (EoE). We believe adaptations to the original formulation of EP-104, including modifications to the carrier vehicle and dose, will result in the creation of EP-104GI specific to GI indications.

EoE is characterized by complex type 2 inflammation of the esophagus, leading to difficulty swallowing, pain, and food impaction. Uncontrolled inflammation from EoE can lead to fibrostenosis, where buildup of scarring tissue reduces distensibility and function and may even cause narrowing and blockage of the esophagus.

Market Size

EoE has experienced a global increase in incidence and prevalence over the last decades, particularly in the US and Europe. Once classified as rare by the U.S. National Organization for Rare Disorders (“NORD”), a 5-fold increase in the prevalence of EoE was reported between 2009 and 2022, highlighting a growing burden of the disease and the need for new treatments. This burden on healthcare systems and patients is further compounded as EoE frequently leads to mental health issues (anxiety, depression, symptoms hypervigilance, social isolation) and hospitalization and ER visits for food bolus impaction.

As a result of the rapid growth, the most accurate estimates of the incidence and prevalence of EoE are from the most recently published studies. Thel et al. in 2025 reported a standardized prevalence of 142.5/100 000 in the US, representing >470 000 cases in the US. These number were based on patient records from 2022 for patients under 65 (derived from MarketScan), and from patient records from 2017 for patients 65 years and older (derived from Medicare), and thus, given the current growth trajectory, we believe are likely an underestimate of the current EoE prevalence.. Although disease awareness has increased over the year among medical practitioners, these dramatic increases in reports of the incidence and prevalence of EoE appear to be due, at least in part, to a natural raise in cases, as they outpace the rates of diagnostic procedures. Overall, we believe the ongoing global increase in cases and costs of EoE highlight the significant need for novel safe, efficacious and cost-effective treatments to improve outcomes in its management.

Current Treatments

Current EoE treatment guidelines aim to normalize histological findings (such as tissue infiltration by white blood cells), signs of diseases observed during endoscopy and patient-reported symptoms such as dysphagia (difficulty swallowing) and odynophagia (pain whilst swallowing).

Recommended treatment approaches in the most recent guidelines include:

•	Food-elimination diets,

•	Proton pump inhibitors

•	Swallowed topical corticosteroids (including budesonide oral suspension, budesonide orodispersible tablets and off-label corticosteroid formulations)

•	Monoclonal antibody therapy (dupilumab)

In addition, mechanical intervention such as endoscopic dilation may be recommended to address fibrostenotic strictures when necessary. Although there was welcomed increase in available treatment options in recent years, there is still a significant need for novel treatment options, as demonstrated by significant failure rates (>40%) in medical adherence in real-world populations.

There are currently two approved treatments for EoE in the U.S.:

•

Dupixent (dupilumab), a monoclonal antibody (mAb) marketed by Sanofi and Regeneron. Dupixent was originally approved in March 2017 for atopic dermatitis and was approved for EoE in May 2022. As of Feb 3, 2026 the U.S. listed wholesale acquisition cost (WAC) is US$4,193.03 per carton. Each carton contains two injections. Prescribing information for EoE indicates once weekly dosing for patients 40 kg and over (and twice monthly injection for patients under 40 kg), thus the expected WAC for most adult patients is approximately $109,000. In 2023, Dupixent was also approved for EoE in Canada and Europe.

•

Eohilia, a twice-daily oral suspension of budesonide developed by Takeda and approved for up to 12 weeks of use. The daily cost of Eohilia is approximately $74 a day, which translates to a 12-week cost of $6,193.89[1].

In addition, Jorveza (budesonide orodispersible tablets) is an effervescent orodispersible budesonide tablet developed by Dr. Falk Pharma available in the European Union and Canada.

Competitive Pipeline

In addition to the currently approved products for EoE there are several products in clinical development for EoE, either as a primary indication for the product or as lifecycle extensions of currently marketed products.

Key products that are currently approved, and that are in development for EoE as a life cycle extension include:

•

AstraZeneca’s Tezspire (Tezepelumab) is a TSLP (thymic stromal lymphopoietin) blocker which may also modulate pro-inflammatory cytokine release by immune cells. It is administered as a subcutaneous injection. The expected completion date for their Phase 3 CROSSING study is March of 2027. Tezspire is currently approved as an add-on maintenance treatment for eosinophilic asthma in ages 12+.

•

Phathom Pharmaceuticals’ Voquezna (vonoprazan) is a PCAB (potassium-competitive acid blocker), which controls stomach acid, usually following the failure of PPIs (proton pump inhibitors, the current first line treatment for EoE). Voquezna is currently in Phase 2 for EoE, but is already approved for treating H pylori, erosive and non-erosive GERD, and heartburn.

•

CSL Behring’s Zemaira (Alpha-1 proteinase inhibitor – human) is delivered via intravenous infusion and is curremtly indicated to raise the plasma level of alpha1-proteinase inhibitor (A1-PI) in patients with A1-PI deficiency and related emphysema. It works by reducing the production of pro-inflammatory cytokines, reducing cell death, and inhibiting white blood cell migration. Their Phase 2 study has an estimated completion date of January 2027.

Key products that are in clinical development phase with EoE as an indication under investigation include:

•

Ellodi’s APT-1011 is an oral disintegrating fluticasone tablet. Ellodi reported completed their Phase 3 study in August 2024. The top-line clinical results have not yet been reported, and an expanded access study linked to the study ended in October 2025. Phase 2 testing demonstrated clinical and histological response at Week 12 which was sustained until Week 52. The future development status of AP-1011 is unknown.

•

EsoCap’s ESO-101 (mometasone furoate) is delivered on the surface of a mucoadhesive film, which when swallowed unrolls/adheres to the esophageal wall to deliver drug. EsoCap’s Phase 2 ACESO study was completed in October 2023 and met the primary endpoint for absolute change in peak eosinophil count. The study did not report statistical significance on the symptoms secondary endpoints of improvement in dysphagia or odynophagia. The future development status of ESO-101 is unknown.

•

Uniquity Bio’s NSI-8226 (solrikitug) is an anti-TSLP mAb delivered via subcutaneous injection. It is currently being studied in EoE in Phase 2 with an estimated completion date of August 2027. It is also being studied in asthma and COPD, with both studies expected to complete before EoE readout (April and October 2026, respectively).

•

Bioprojet’s BP1.7881A is an orodispersible tablet formulation of a mixed H1/H4 receptor agonist. They are currently in Phase 2 for EoE in the EU; no trials are registered in the US. Subjects participate in 12 weeks of active treatment with histological response as the primary outcome. Recruitment began in February of 2024 with no published end date currently available for the trial.

Non-clinical Studies

Non-clinical studies are underway to support the registration program. These activities include safety and biocompatibility evaluations of EP-104IAR excipients and non-clinical studies to provide information needed to support the continued clinical investigation of EP-104GI product candidates in humans.

Clinical Studies

The RESOLVE clinical study is active at sites in Canada, the Netherlands, Australia, UK, Switzerland, and New Zealand. The trial comprises two parts: (1) an open-label dose Phase 1b/2a escalation and (2) a randomized, blinded, vehicle-controlled Phase 2b dose optimization.

Part One: Enrolment of this phase of the trial is now complete. Safety observations from the ongoing study includes one severe adverse event that was considered unrelated to EP-104GI. No dose-limiting toxicities or serious adverse events (SAEs) have occurred. Serum glucose and cortisol levels have generally been stable post-dose. Transient decreases in serum cortisol have been observed, however, there has been no indication of adrenal insufficiency through clinical signs or symptoms or via ACTH stimulation tests. Available pharmacokinetic data reveal dose-dependent plasma FP concentrations with near-constant levels achieved after the initial peak. Symptom responses assessed by patient questionnaires have generally improved with increasing EP-104GI dose. In the available data, initial symptom improvements at Week 4 have been maintained or enhanced by Week 24 and have remained below baseline values for up to 36 weeks. Histological assessments at Week 12 demonstrate progressive improvements with increasing EP-104GI dose. The Week 36 data available suggest these histological responses can be maintained. Initial data from lower dose cohorts demonstrated sustained symptom response after 52 weeks of treatment. We anticipate continued data readouts from subsequent dose-escalation cohorts throughout 2026, and ongoing enrolment in the dose optimization portion.

Part Two: The RESOLVE clinical study was amended to add a randomized, blinded, vehicle-controlled, dose optimization portion that will enroll approximately 120 adult patients with a confirmed EoE diagnosis and active EoE symptoms. In this part of the study, an initial 30 patients will be randomized 2:1 to receive EP-104GI 120mg total dose or matching vehicle control. Subsequently, 30 additional patients will be randomized 2:1 to receive 160mg or a matching vehicle control. Then an additional 60 patients will be randomized 1:1:1 to receive 120mg, 160mg or vehicle control. The first patient was dosed in the randomized dose optimization portion of the study on July 7, 2025. Outcomes for safety, pharmacokinetics and efficacy are being collected at multiple timepoints for up to 52 weeks post-dose.

Subsequent steps in the research program will be determined following analysis of results as well as interaction with key opinion leaders and regulatory authorities. Pre-IND feedback from the FDA received on December 3, 2024 provided clarity on IND-enabling early program requirements. We agreed on the design of an IND-enabling non-clinical study and have initiated this study. We expect that at least one Phase 3 study assessing both efficacy (reduced histological signs and improved symptoms) and safety of EP-104GI will be required to seek marketing approval for EP-104GI for EoE. The development program is subject to further discussions with FDA.

Market Feedback

To assess market reception to EP-104GI’s target product profile in the US, we sponsored two separate market research studies that were performed by Clearview Healthcare Partners. The first study was completed in November of 2023, and was conducted to evaluate the EoE treatment landscape, understand the unmet clinical needs in EoE and to test the EP-104GI product concept with prescribers and payers. The second project was completed in July, 2025 and was conducted to understand how the route of administration of EP-104GI (i.e., via endoscopy) would influence the patients, prescribers and payers willingness to receive/administer or pay for EP-104GI. In total, the two studies involved 28 U.S. prescribers (gastroenterologists/allergists and immunologists), 12 payers, 45 patients, and 20 caregivers.

Feedback supported Eupraxia’s understanding that the unmet need in EoE is high. In order of priority stakeholders identified the top unmet needs as:

1.	More efficacious therapy options

2.	Greater dosing convenience

3.	Improved safety/tolerability profiles

4.	Less frequent monitoring

In general, the product concept that was tested with patients, physicians and payers was well received. Key take-home messages from the studies were:

•	Patients undergo routine endoscopies to monitor disease: the majority of patients (~60%) are receiving endoscopies at least once per year.

•	Patients/caregivers view the potential efficacy and dosing / convenience of EP-104GI compelling; the majority (~80%) would be willing to try EP-104GI even though it must be administered by endoscopy.

•	EP-104 was perceived by physicians to be highly targeted to the esophagus submucosa and would likely mitigate risk of systemic adverse events.

•

There is high enthusiasm for the EP-104GI product concept by physicians, driven by the potential for robust efficacy, potentially lower risk of adverse events, and the opportunity for improved treatment compliance.

We believe that there is a general dissatisfaction with currently available therapies in the EoE market, and that a product that potentially delivers 9-12 months efficacy; has a lower risk of systemic adverse events, and by nature of its delivery and pharmacokinetic profile increases the likelihood of patient adherence, has the potential to become a leading product in the EoE landscape.

EP-104IAR for Osteoarthritis

OA is a chronic progressive disease characterized by deterioration of joint cartilage and inflammation, which results in pain and stiffness, usually in the morning or after a period of inactivity; and loss of joint function which limits daily activities. In normal joints, cartilage acts as a cushion between bones and provides a smooth gliding surface for movement. In OA, the inflammatory processes integral to disease progression damages the cartilage, and over time cartilage wears away, causing bone to rub directly against bone resulting in joint damage, severe pain and disability.

Globally, OA is a leading cause of disability in older adults. Estimates of prevalence and incidence vary according to the definition of OA used (i.e., radiographic (X-Ray) versus symptomatic) and the joints assessed. The global prevalence of knee OA is estimated at approximately 23% in adults over the age of 40. According to a report by the Centers for Disease Control and Prevention, OA is estimated to affect more than 32.5 million adults in the United States alone. A 2018 report estimated there were 14 million people with symptomatic knee OA. OA is also often associated with depression and loss of sleep which can greatly affect quality of life.

Current evidence-based OA treatment guidelines aim to manage signs and symptoms, with the goal of slowing progression if possible. Recommended pharmacological interventions include topical and oral non-steroidal anti-inflammatory drugs, and IA corticosteroids. IA corticosteroid injections have been used for decades to manage pain and stiffness associated with inflammation in knee OA and have been approved by regulatory authorities as safe and effective. However, IA corticosteroid injections often result in suboptimal patient outcomes because of their short duration of activity and systemic adverse events such as flushing, glucose alterations and cortisol suppression due to the high peak exposures required to maintain efficacious concentrations for prolonged durations. Evidence is also emerging regarding the risk of adverse joint findings and/or OA progression following frequent/repeated immediate release IA corticosteroid injections.

Current Treatments

Current OA treatments aim to manage signs and symptoms, in combination with therapy to slow disease progression. There are several international evidence-based guidelines for OA management, each promoting similar treatment escalation paradigms. These approaches are typically stepwise and dictated by patient symptoms, disease severity and comorbidities. They range from general lifestyle measures (e.g., exercise, weight loss, etc.) to physiotherapy, orthopedic aids and orthoses for patients with milder symptoms, followed by pharmacotherapy, and finally surgery and rehabilitation in the most severe patients. The American Association of Orthopedic Surgeons reported 1,168,826 total knee replacement surgeries from 2012 and 2020 and this number is expected to reach 1,921,000 by 2030.

The most recently published OA treatment guidance is the 2019 American College of Rheumatology (“ACR”)/Arthritis Foundation guidelines for OA management. The only pharmacotherapy treatments strongly recommended for knee OA in these guidelines are topical and oral NSAIDs and IA corticosteroids (see below). Tramadol-based opioids and duloxetine are conditionally recommended in specific circumstances and usually in late-stage disease just before total joint replacement is considered. A broad range of other non-pharmaceutical therapies are also available, such as hyaluronic acid/hyaluronate, platelet rich plasma or mesenchymal stem cells. Many of the major treatment guidelines do not recommend these non-pharmaceutical therapies primarily due to a lack of proven efficacy from well-controlled clinical trials.

Overview of ACR / Arthritis Foundation Recommended Pharmacotherapies for Knee OA

ACR/Arthritis Foundation Recommendation	Pharmacotherapy

Strongly Recommended	Oral / topical NSAIDs IA Steroids

Conditionally Recommended	Acetaminophen, Tramadol, Duloxetine, Topical Capsaicin

Conditionally Against	IA Hyaluronic Acid, IA Botulinum Toxin, Prolotherapy, Colchicine, Non-Tramadol Opioids, Fish Oil, Vitamin D

Strongly Against	Bisphosphonates, Glucosamine, Hydroxychloroquine, Methotrexate, TNF Inhibitors, IL-1 Receptor Antagonists, Platelet Rich Plasma, Stem Cell Injection, Chondroitin

Source: 2019 American College of Rheumatology/Arthritis Foundation Guideline for the Management of Osteoarthritis of the Hand, Hip, and Knee.

OA pharmacotherapy typically starts with oral NSAIDs (over-the-counter or prescription). Oral NSAIDs provide short-term, moderate pain relief but come with systemic toxicity concerns such as gastrointestinal, cardiovascular, and renal adverse events and potential drug interactions. For example, the oral prescription NSAID celecoxib is approved to treat OA pain but has a boxed warning that highlights the increased risk of cardiovascular events associated with the product. Topical NSAIDs provide a moderate degree of efficacy relative to oral NSAIDs, with adverse events being less pronounced due to their lower systemic exposures.

IA corticosteroids are strongly recommended in the ACR guidelines. IA corticosteroid injections for managing pain and stiffness associated with inflammation in OA patients have been used for decades. They have been approved by regulatory authorities as safe and effective with a rapid onset of action. However, injections of currently approved instant-release corticosteroids often result in suboptimal patient outcomes due to their short duration of efficacy and systemic adverse events as a result of the steroid reaching the circulation from the knee. These include flushing, glucose alterations and cortisol suppression due to the high peak exposures required to maintain efficacious concentrations for prolonged durations. The local safety of frequent, repeated doses of currently approved instant release IA steroids has also not been conclusively established.

The label of the only approved extended-release corticosteroid for knee OA in the U.S. market states that “the efficacy and safety of multiple doses has not been demonstrated.” Comments from the non-clinical reviewer in the FDA’s Summary Basis of Approval state that the drug “caused a dose-dependent loss of cartilage with peak effects at 3 months following administration.” It also stated that animals treated with the drug “showed clear increases in microscopic changes to the local tissue and more severe cartilage loss relative to control and immediate-release TCA, and these local responses were not fully reversed at the end of the 9-month recovery period.”

We believe the current range of available pharmacotherapies suggests a need for a product with rapid onset, prolonged duration, a chronic dosing paradigm, minimal adverse events and no impact on cartilage. Further, an improved safety profile would potentially enable dosing of multiple joints, which would greatly benefit the approximately 70% of knee OA patients who are thought to develop OA in both knees.

Market Overview

IA treatments comprise approximately half of the global market share for OA therapeutics, with the other half shared by NSAIDs (31.2%) and analgesics (18.9%) as of 2020.

Oral and topical NSAIDs are typically used as the first-line pharmacotherapy in OA treatment. The majority of NSAIDs are over-the-counter products; however, prescription products are also used. We estimate that oral analgesics accounted for approximately US$397 million in 2019 in the United States.

As of 2020, market share for IA treatments is dominated by corticosteroids and HA injections, with HA injections leading in market volume. Within North America, corticosteroids accounted for approximately US$272 million in 2020.

Zilretta (extended-release TCA) which was launched in 2017, is currently the only marketed extended-release corticosteroid for OA. Zilretta demands a premium list price (US$691 per dose) as compared to generic instant-release TCA, which is generally available in the United States for under US$20 per 40 mg dose. Assuming four injections per year, we estimate an annual Zilretta per-patient cost of US$2,764. Annual sales for Zilretta have reached $117 million in 2025. This is less than the expectations for the product at the time of launch. Whether or not this is due to the FDA labelling, pricing strategy, or the nature of the market, which is highly commoditized is unclear.

While corticosteroids lead the market in volume, branded HA injections lead in value. HA is produced naturally by the body as a lubricant and has a generally favorable safety profile. Considered medical devices, HA treatments are subject to different regulatory requirements than pharmaceutical drugs. Costing on average US$1,128 per treatment course, they represent the highest annual treatment cost for OA other than knee replacement surgery. At this cost, we estimate that the annual per-patient cost for HA is approximately US$2,256 (based on 2 injections/year). Despite IA HA being conditionally recommended against in the ACR guidelines, North American sales for HA preparations were estimated at US$991 million in 2020.

Market Feedback

We believe that there is an unmet need for a product that has the efficacy of a steroid, provides sustained relief, and approaches the safety of HA treatment. Such a treatment could promote IA corticosteroid treatment in earlier stages of the disease, allow long-term multi-dose therapy and provide an alternative option to systemic treatments for patients with bilateral knee OA. However, given the performance of Zilretta, further work needs to be conducted to understand the correct profile, positioning, and pricing strategy that are necessary to optimize the opportunity with for EP-104IAR in the market.

Competitive Landscape

As of the date of this AIF, there is no known cure for knee OA other than joint replacement surgery, and no currently approved products that function as Disease Modifying Osteoarthritis Drugs (DMOADs). First-line intervention focuses on lifestyle modifications (diet, weight management, exercise) and pharmacological pain management. Marketed pharmacologic options include NSAIDs, joint lubricants, and short- and long-acting corticosteroid injections. Opioids are prescribed in severe situations, but major organizations including EULAR (European League Against Rheumatism) and ACR (the American College of Rheumatology) strongly recommend against utilization unless other options are exhausted. A significant unmet need persists for safe and long-term relief of pain and dysfunction in knee osteoarthritis.

Many companies are engaged in late-stage development of knee osteoarthritis candidates including Biosplice Therapeutics, Paradigm Pharmaceuticals, Trialspark, Levicept Novartis, Kolon Tissuegene, and Pacira Biosciences. Given the early stage nature of the products, it’s uncertain which ones will impact the market significantly.

Development Program

Non-clinical Studies

We have completed multiple non-clinical investigations with EP-104IAR, including a large IND-enabling non-clinical study in dogs. Non-clinical data have indicated that after a single high-dose IA injection of EP-104IAR to the knees of dogs, FP was released locally for greater than ten months with moderate exposure in the plasma. There was no evidence of cartilage damage in dogs over the ten-month follow-up period at any of the administered doses. In this study, a low dose of EP-104IAR released FP locally for longer than eight months with minimal systemic exposure. This dose was used to justify the dose selection in our Phase 2 clinical trial. Both U.S. and European competent authorities have reviewed our non-clinical safety data and deemed this information suitable to support clinical research studies.

Several non-clinical studies are underway to support the Phase 3 and registration program. These activities include safety and biocompatibility evaluations of EP-104IAR excipients as well as non-clinical studies to provide information needed to support the continued clinical investigation of EP-104IAR product candidates in humans.

Clinical Studies

EP-104IAR has been evaluated in two clinical studies in OA patients. The first clinical study was a Phase 1, double-blind, placebo-controlled clinical study (protocol EP-104-101) to assess safety, PK and preliminary efficacy in 32 knee OA patients at three sites in Canada. The single 15 mg dose was generally well tolerated and showed predictable PK. The study was not powered to detect efficacy; however, patient-reported outcome measures were collected and analyzed to evaluate pain and symptom relief. Despite the limitations of this study (small size, low dose, significant underdosing in nine subjects, and high placebo response), we believe it provides promising tolerability and PK data and preliminary clinical activity data to support future development of EP-104IAR. Results of the study have been published in Osteoarthritis and Cartilage Open.

The second clinical study was SPRINGBOARD – a Phase 2, double-blind, placebo-controlled clinical study (protocol EP-104IAR-201) that assessed the efficacy, safety and PK of a single 25 mg dose of EP-104IAR in 318 patients with moderate knee OA. The trial was conducted at 12 sites in Denmark, Poland and Czech Republic, with the last patient visit announced on May 25, 2023. Top-line data readout was announced on June 26, 2023. Results of the study have been published in The Lancet Rheumatology.

EP-104IAR-201 met its primary endpoint with a clinically meaningful and statistically significant (p=0.004) improvement over vehicle-placebo in Western Ontario and McMaster Universities Osteoarthritis (“WOMAC”) Pain at 12 weeks in the Intent to Treat population.

EP-104IAR-201 also showed statistically significant improvement over placebo at 12 weeks in three key secondary endpoints: WOMAC Function (p=0.014), OMERACT-OARSI strict responders (p=0.011) and Area Under the Curve (“AUC”) for WOMAC Pain (p<0.001). Importantly, statistical significance with OMERACT-OARSI strict responders to 15 weeks and AUC for WOMAC Pain to 24 weeks was also seen in the Phase 2b study, highlighting a strong and durable response. The secondary endpoint of the difference in change from baseline in the WOMAC Pain subscale at 24 weeks was not met, delivering statistical significance to 14 weeks.

We also performed pre-specified analyses in the moderate sub-population, which comprised 68% of the study population (n=214). Statistically significant efficacy outcomes were seen for WOMAC Pain (17 weeks) and OMERACT-OARSI strict responders (22 weeks). Additionally, 40% of moderate patients achieved near complete pain relief (WOMAC Pain score of ≤2) which was statistically significant for 22 weeks.

EP-104IAR was well tolerated, with adverse events similar to placebo, and no withdrawals due to adverse events. Changes in cortisol were minimal and transient and there were no differences in blood glucose levels between treatment groups, including diabetics. We believe these safety data and the observed PK profile support our goal of developing a product that can be used for repeat and bilateral dosing, and in certain at-risk populations.

In parallel to the main study, MRI, with macrocyclic gadolinium-based contrast agent, was obtained from participating patients who received EP-104IAR (n=6) or placebo (n=6). Scans were performed at baseline and weeks 12, 24 and 52 (or on early exit). The data obtained in the MRI sub-study demonstrated the following results:

•

Treatment with EP-104IAR resulted in a trend of non-statistically significant decrease in inflammation at weeks 12 and 24 when compared to placebo. The two groups were similar at one year as the clinical effect of the single EP-104IAR injection had waned by one year.

•	A correlation between reduction in inflammation and a reduction in WOMAC Pain scores was observed.

•

A trend of equivalent or improved T2 relaxation times was observed in the EP-104IAR treated group compared to the placebo group at 12 weeks and that trend held steady, or improved, at 24 weeks and 52 weeks but was not statistically significant. These data suggest a trend of potential improvement in cartilage quality and morphology in the treated group.

Regulatory

We participated in a pre-IND meeting with the FDA regarding the OA program before submission and subsequent clearance of an IND, allowing evaluation of the product candidate under the SPRINGBOARD Phase 2 OA protocol.

In June 2023, EP-104IAR received Fast Track designation from the FDA. The Fast Track process is designed to facilitate and potentially expedite the development review of drugs to treat serious conditions and fill an unmet medical need. The designation recognizes both the seriousness of knee OA pain and the potential for EP-104IAR to fill the need for extended-release pain relief for this indication.

We believe our planned development pathway for EP-104IAR is supported by several key factors:

•	following our recent End-of-Phase 2 meeting with the FDA in January 2024, we believe we have alignment on the required endpoints for our Phase 3 clinical trials in order to support an NDA submission;

•	an open Investigational New Drug (“IND”) application with the FDA;

•	an abbreviated NDA regulatory pathway under the Federal Food, Drug and Cosmetic Act (FDCA), Section 505(b)(2);

•	FDA Fast Track designation, recognizing the potential of EP-104IAR to meet an unmet medical need in a serious condition such as OA pain;

•	a corticosteroid (FP) with a well-established record of clinical use that supports anti-inflammatory effects, and a well-characterized systemic tolerability profile;

•	no evidence of cartilage damage at the therapeutic concentrations intended for humans in the IND-enabling preclinical study; and

•	preliminary evidence of rapid and extended pain reduction versus placebo in both Phase 1 and Phase 2 clinical trials.

End-of-Phase-2 Meeting with FDA for EP-104IAR

In January 2024, we engaged with the FDA in an End-of-Phase-2 meeting to discuss results from the SPRINGBOARD study and to discuss planned clinical and non-clinical activities to support an NDA for EP-104IAR. Based on these interactions, we believe that the following clinical trials will be required in support of a future NDA submission for EP-104IAR:

•

PROMENADE – A Phase 3 trial in of knee OA patients to evaluate the safety and efficacy of single and repeat doses of EP-104IAR. We anticipate that patients will be followed for a maximum of nine months after the second injection.

•	A Phase 1 study carried out in approximately 30 patients comparing the pharmacokinetics of EP-104IAR and Flovent® HFA (required to satisfy PK requirements for a US 505(b)(2) application).

In addition to the anticipated clinical trials described above, we anticipate that we or a potential partner would need to conduct additional non-clinical work to support repeat dosing of EP-104IAR and the characterization of PVA in-line with the FDA’s feedback.

We anticipate that we or a potential partner would submit the NDA for EP-104IAR under Section 505(b)(2) of the FDCA to obtain FDA approval, which is required before marketing a new drug in the United States. A 505(b)(2) NDA would rely in part on non-clinical studies and clinical trials conducted by us or a potential partner, and in part on the FDA’s prior findings of safety and efficacy for the active ingredient for which we do not have a right of reference or which have been established in the scientific literature in the public domain.

We believe that the future success of the product candidate will be dependent on late phase development and commercialization expertise and will require significant resources. We are currently evaluating the market potential of the product in the context of Zilretta’s performance and funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities and intend to modulate investment levels pending the outcome of this evaluation.

Lifecycle Opportunities for EP-104 Products

Corticosteroids are broadly used for various indications that may benefit from a targeted delivery and extended-release profile with minimal adverse events. Natural lifecycle extensions for EP-104 products could include other joints affected by OA, other inflammatory arthropathies, or other inflammatory conditions.

Near-Term Research Activities

Our focus over the 24 months following the date of this AIF will be the execution of the EP-104 development programs, including:

EP-104GI Program:

•

Completed enrollment of the Phase 1b RESOLVE clinical study to evaluate the safety and effectiveness of EP-104GI in the treatment of EoE; Continuing to follow patients and receive results throughout 2026.

•	Complete enrollment of patients into the Phase 2 randomized, placebo-controlled component of the RESOLVE trial to further assess the optimal dose(s).

•	Complete non-clinical work to support filing an IND in the United States.

•	Optimize and manufacture material to support EP-104GI clinical trials, including development of a new vehicle better suited to the location and mode of injection;

•	Initiate a Phase 3 program to evaluate the effectiveness and safety of EP-104GI in EoE.

EP-104IAR Program:

•

Potentially progress the EP-104IAR clinical program into Phase 3, in conjunction with additional funding opportunities specifically focused on developing EP-104IAR (potentially including a potential collaboration partner).

EP-104 Platform:

•	Continue to strengthen the IP portfolio around the EP-104 technology;

•	Continue to evaluate portfolio options for EP-104 and the Diffusphere™ technology platform; and

•	Continue to develop the manufacturing process to support all programs.

Where appropriate, we may use strategic collaborations or partnerships to accelerate development and maximize the commercial potential of our development programs. In parallel, we intend to seek out-licencing, co-development or marketing partners for our technology, with the potential to expand and exploit its application fully. It is our intention to put in place conditions and resources, including the potential use of licensing partnerships, that support the success of the development program, marketing authorization(s) and commercialization across multiple jurisdictions, as well as exploitation of any opportunities for lifecycle and patent extension. Depending on market conditions, this may take the form of co-development or commercialization partnerships, transactional opportunities and/or public financing options.

Pipeline programs are another area of potential growth in the next 24 months. Our technology is potentially compatible with various drugs and therapeutic indications. The pipeline strategy focuses on modulating the release of existing drugs to achieve better clinical outcomes in areas of high medical need. We believe the technology has the potential to be particularly suitable for diseases requiring precisely targeted and controlled localized therapy where broader tissue or systemic exposure should be avoided (e.g., tumour oncology). We have previously investigated indications involving post-surgical pain (EP-105) and post-surgical site infections (EP-201). While both programs demonstrated preclinical evidence of supporting our technology, these programs are currently paused so we can remain focused on the programs described previously in this AIF.

We currently have several pipeline candidates in development with a goal to add a pipeline product candidate over the next 24 months to allow for sustained corporate growth. We expect this to involve a multidisciplinary review of candidate drugs, formulation development, in vitro screening to identify the most promising lead candidates and non-clinical proof-of-concept studies. The information generated from these inquiries will determine whether we should proceed with further development.

Specialized Skill and Knowledge

We have extensive knowledge in scientific research and clinical development of locally delivered, extended-release alternatives to existing pharmaceuticals. By enlisting the support of experienced preclinical, clinical trial, regulatory and legal consultants, we are able to use expert knowledge to assist in the development of our product candidates and the protection of our intellectual property. We continually evaluate our internal resources and may add talented senior professionals to our team as needed to support growth.

Employees

As of December 31, 2025, we had 49 full-time employees.

Our employees are not governed by a collective bargaining agreement. We depend on certain key members of our management and scientific staff and the loss of services of one or more of these persons could adversely affect our operations.

Facilities

Our head office is located in Victoria, British Columbia, Canada. The Company also has lab space and an office in Vancouver, British Columbia, Canada.

Patents and Proprietary Information

IP strategy

We strive to protect our product candidates and other proprietary technologies, processes, and know-how through a variety of methods. Our policy is to pursue, maintain and defend patent rights in strategic areas, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets and other proprietary know how that may be important to the development of our business.

As of the date of this AIF we have licensed from Auritec Pharmaceuticals, Inc. (“Auritec”) one issued patent in the United States generally covering the EP-104 technology, which is expected to expire in 2029 with patent term adjustments.

In addition to the licensed Auritec patent, we have filed our own patent applications covering the EP-104 composition, among other things, which has resulted in two issued patents in the United States (US9987233, US11219604), one granted patent in Europe (EP2976062), and granted patents in more than ten additional foreign jurisdictions. These patents covering the EP-104 composition are expected to expire in 2034, absent any patent term adjustments or extensions. We have also filed our own patent applications covering a method of manufacturing the EP-104 composition, which is pending in the United States, Europe, and more than ten foreign jurisdictions outside the United States. These patent applications, if issued, could provide additional patent protection for EP-104 until 2040, absent any patent term adjustments or extensions. In addition, we have filed an international patent application directed to various methods of use of EP-104 in the treatment of inflammation of the gastrointestinal tract, such as EoE. Patents that issue from this international patent application could provide additional patent protection for the use of EP-104 in the treatment of EoE until 2043, absent any patent term adjustments or extensions. We have also filed an international patent application covering specific EP-104 formulations that release clinically effective amount of fluticaseone over a prolonged time period. Any patents that are issued based on this patent application will provide protection until 2044, absent any patent term adjustments or extensions.

We also seek to protect our intellectual property in part by entering into confidentiality agreements with companies with whom we share proprietary and confidential information in the course of business discussions, and by having confidentiality terms in our agreements with our employees, consultants, scientific advisors, clinical investigators, and other contractors and also by requiring our employees, commercial contractors, and certain consultants and investigators, to enter into invention assignment agreements that grant us ownership of any discoveries or inventions made by them while in our employ.

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information of our business that is not amenable to, or that we do not consider appropriate for, patent protection. We take steps to protect our proprietary information, including trade secrets and unpatented know-how, by entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors. We believe that the combination of patent protection and trade secrets will inhibit entry of generics into the market. However, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets and unpatented know-how, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.

License Agreement with Auritec

Auritec is a privately held clinical-stage drug delivery company that holds patents in the field of extended-release delivery of drug products utilizing its proprietary drug delivery platform (the “Plexis Platform”). We, through our subsidiary, Eupraxia USA, are a party to an amended and restated license agreement dated effective October 9, 2018 (as further amended, the “Amended and Restated License Agreement”) with Auritec.

Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia USA an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents owned or controlled by Auritec and for all the technical information and know-how relating to the technology claimed in such patents or possessed by Auritec with respect to the use of the Plexis Platform for the delivery of fluticasone in all medical fields (except for (a) otolaryngology and (b) the prevention, treatment and control of all diseases, disorders and conditions of the eye and its adnexa ((a) and (b) collectively, the “Excluded Fields”)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported products for the delivery of fluticasone drug products using the Plexis Platform in all medical fields except the Excluded Fields (such field, the “Eupraxia Field” and such products, the “Products”).

Pursuant to the terms of the Amended and Restated License Agreement, in consideration for the rights and exclusive license granted to Eupraxia USA, Eupraxia USA paid the upfront payment of US$5,000,000 (the “Upfront Fee”) with the agreement currently in good standing.

In addition to the Upfront Fee, pursuant to the Amended and Restated License Agreement, Eupraxia USA may pay Auritec up to US$30,000,000 upon achievement of certain regulatory and commercial milestones related to Licensed Products under the Amended and Restated Licensing Agreement as well as a royalty of up to 4% of net sales of Licensed Products by Eupraxia USA or its affiliates, subject to certain reductions. During the year ended December 31, 2024, the Company paid $5,000,000 to Auritec upon successful completion of the Phase 2b study. No further milestones have been completed. The Company’s EP-104GI program would meet the definition of a Non-OA Indication as referenced in the Milestone Events below.

The following table summarizes the remaining milestone payment schedule:

Milestone Event	Milestone Payment

First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval Non-OA Indication Regulatory Approval	5,000,000 10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000
Maximum amount payable	$25,000,000

Eupraxia USA also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products received by Eupraxia USA or its affiliates pursuant to a sublicensing transaction. Eupraxia USA has further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia USA or its assets or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of US$100,000,000. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non- Royalty Monetization Revenue

Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia USA that is not cured within 60 days (15 days in the case of a payment breach). Further, if Eupraxia USA directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, we may immediately terminate the Amended and Restated License Agreement.

Manufacturing Agreements

Since we do not have our own manufacturing facilities, all manufacturing activities are contracted out to Good Manufacturing Practices (“GMP”) compliant facilities. All of the contract manufacturers used to date are under master service agreements and quality agreements and are compensated with cash and not shares of the Company. We share our proprietary knowhow to complete any manufacturing campaign with external contract manufacturers; however, all intellectual property associated with our proprietary know-how is retained by us.

Government Regulation

Government authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the research, development, non-clinical and clinical testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of products such as those we are developing. Generally, before a new drug can be marketed, considerable data must be generated, which demonstrate the drug’s quality, safety, and efficacy. Such data must then be organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Drug approval laws in the United States, Canada and Europe generally require licensing of manufacturing facilities, carefully controlled research and testing of products, government review of results and approval prior to marketing and sale of drug products. In addition, they require adherence to best practices as defined by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use, as well as national guidelines. The process for pharmaceutical development and approval are subject to inherent risks, described in “Risk Factors.”

The principal steps generally required for drug approval in the United States, Canada and Europe are described below.

Non-clinical Toxicology Studies

Non-clinical studies are conducted in vitro and in animals to evaluate toxicokinetics and PK to provide evidence of the safety and bioavailability of the drug candidate prior to its administration to humans in clinical studies and throughout development. Such studies have been completed, are underway or are planned for EP-104. See “Non-clinical Studies.”

Human Testing

The process of conducting clinical trials with an investigational new drug generally cannot begin until a company has submitted to the appropriate regulatory authorities an application to do so and the required number of days have lapsed without objection from the applicable regulatory authority. (In certain jurisdictions, a no objection letter or approval may be required before the clinical trial can proceed). In the United States, this application is called an IND, and in Canada and most European countries, a clinical trial application (“CTA”).

For the United States, the Sponsor must submit the results of the non-clinical tests, manufacturing information, analytical data and available clinical data or literature, within the IND, to the FDA. Some information, as is the case for EP-104, may be omitted from the IND in instances where prior FDA findings of safety or efficacy of a drug product are being relied upon. Even after the IND is submitted, non-clinical testing may continue to occur. An IND becomes effective automatically 30 days after receipt by the FDA, unless within that time the FDA raises concerns or questions, in which case a clinical hold may be put in place until the concerns are adequately addressed by the Sponsor with the FDA. As a result, a submission of an IND may not result in the FDA allowing clinical trials to commence. Similar regulations apply in Canada and in other foreign jurisdictions in which we may seek authorization to conduct a clinical trial.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients can be enrolled to participate in the research program and whether effective treatments are currently available for the disease that the drug is intended to treat. Patient enrollment is largely dependent upon the incidence and severity of the disease, the treatments available and the potential adverse events of the drug to be tested and any restrictions for enrollment that may be imposed by regulatory agencies. For further information see “Risk Factors.”

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs (as defined below), which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the clinical trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which may review data and endpoints at designated check points, make recommendations or halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

Phase 1 Clinical Trials

Phase 1 clinical trials are typically conducted on a small number of individuals (healthy volunteers or patients) to determine safety, dose limiting toxicities, tolerability, PK and to determine dose ranging for Phase 2 clinical trials in humans.

Phase 2 Clinical Trials

Phase 2 clinical trials typically involve a larger patient population than is required for Phase 1 and are conducted to evaluate the safety and efficacy of a drug candidate in patients having the disease for which the drug is indicated. This phase also serves to identify possible common short-term adverse events and risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

Phase 3 Clinical Trials

Phase 3 clinical trials typically involve tests in a much larger population of patients suffering from the targeted condition or disease. These studies involve controlled and/or uncontrolled testing in an expanded patient population (several hundred to several thousand patients) at geographically dispersed test sites to establish clinical safety and effectiveness. These trials also generate information from which the overall risk-benefit relationship relating to the drug can be determined.

Post-approval clinical trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a clinical trial may move forward at designated check points based on access to certain data from the clinical trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 clinical trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP (as defined below) requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and non-clinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

U.S. Marketing Application

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development non-clinical and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before the applicable regulatory authority approves the marketing application, they will initiate an inspection of the facility or facilities where the product is manufactured. Products will not be approved unless there is compliance with GMP. Approval may occur if the inspection is satisfactory and if the marketing application contains data providing substantial evidence that the drug is safe and effective in the studied indication. In addition to manufacturing inspections, the regulatory authority will typically inspect one or more clinical sites to assure compliance with Good Clinical Practices (“GCP”).

If the FDA determines that the application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 clinical trial or other significant and time-consuming requirements related to clinical trials, non-clinical studies, or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

The testing and approval process for a new drug candidate requires substantial time, effort and financial resources, and may take many years to complete. Data obtained from non-clinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Approval may not be granted on a timely basis, or at all.

Even if a regulatory authority approves a product candidate, the relevant authority may limit the approved indications for use, require specific contraindications, warnings or precautions be included in the product label, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a Risk Evaluation and Mitigation Strategy (“REMS”), (also known as a Risk Management Plan (“RMP”) in Europe) as a condition of, or following, approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The REMS or RMP could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. A REMS or RMP could materially affect the potential market and profitability of the product. A regulatory authority may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional label claims, are subject to further testing requirements, notification, and regulatory authority review and approval. Further, should new safety information arise, additional testing, product labeling or regulatory notification may be required.

The FDA also may offer conditional approval subject to, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two Phase 3 clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product for the proposed use. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the sponsor to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the sponsor for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Section 505(b)(2) thus authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products.

If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved as well as for any new indication sought by the Section 505(b)(2) applicant.

U.S. Expedited Development and Review Programs

The FDA has a fast-track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast-track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis, or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast-track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast track designation, priority review, accelerated approval, and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate. On June 13, 2023, the Company announced that it had received U.S. Fast Track designation for EP-104IAR in the treatment of OA. The Food and Drug Omnibus Reform Act made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

U.S. Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition affecting fewer than 200,000 individuals in the United States, or in other limited cases. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan drugs are eligible for certain incentives, including tax credits for qualified clinical testing. In addition, an NDA for a product that has received orphan drug designation is not subject to a prescription drug user fee unless the application includes an indication other than the rare disease or condition for which the drug was designated.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same active moiety for the same indication for seven years, except in limited circumstances, such as another drug’s showing of clinical superiority over the drug with orphan exclusivity. Competitors, however, may receive approval of different active moieties for the same indication or obtain approval for the same active moiety for a different indication. In addition, doctors may prescribe products for off-label uses and undermine our exclusivity. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same active moiety for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. In response to the court decision in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), in January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. We cannot guarantee that we will obtain orphan drug designation for any products in any jurisdiction. Even if we are able to obtain orphan drug designation for a product, we cannot be sure that such product will be approved, that we will be able to obtain orphan drug exclusivity upon approval, if ever, or that we will be able to maintain any exclusivity that is granted.

U.S. Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP (as defined below), which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, untitled letters, or Form 483s;

•	clinical holds on post-approval or Phase IV clinical studies, if applicable;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drug products. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

U.S. Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission and approval of certain marketing applications for products containing the same active ingredient. The FDCA permits patent term restoration of up to five years as compensation for a patent term lost during product development and FDA regulatory review process to the first applicant to obtain approval of an NDA for a new chemical entity in the United States. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or a 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any non-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Other Healthcare Laws

Pharmaceutical manufacturers are subject to additional healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal anti-kickback, anti-self-referral, false claims, transparency, including the federal Physician Payments Sunshine Act, consumer fraud, pricing reporting, data privacy, data protection, and security laws and regulations as well as similar foreign laws in the jurisdictions outside the U.S. Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require the tracking of gifts and other remuneration and any transfer of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

The risk of our being found in violation of these or other laws and regulations is increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts and their provisions are open to various interpretations. These laws and regulations are subject to change, which can increase the resources needed for compliance and delay drug approval or commercialization. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Also, we may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments. Actual or alleged violation of any such laws or regulations may lead to investigations and other claims and proceedings by regulatory authorities and in certain cases, private actors, and violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, additional reporting obligations, and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in government healthcare programs and imprisonment. See “Risk Factors – Risks Relating to Marketing, Reimbursement, Healthcare Regulations and Ongoing Regulatory Compliance” for a list of laws that may affect our ability to operate.

Coverage and Reimbursement

In the United States, Canada, and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for the product. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, that it will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available, or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

U. S. Healthcare Reform

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the United States, The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, (the Affordable Care Act), substantially regulates the way healthcare is financed by both governmental and private insurers in the United States. The Affordable Care Act was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. There have been significant ongoing judicial, administrative, executive and legislative efforts to modify or eliminate the Affordable Care Act.

Changes to and under the Affordable Care Act remain possible but it is unknown what form any such changes or any law proposed to replace or revise the Affordable Care Act would take, and how or whether it may affect our business in the future. We expect that changes to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry. We also expect that the Affordable Care Act, as well as other healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our product candidates, if approved. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payers.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap manufacturers pay to state Medicaid programs, elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Centers for Medicare & Medicaid Services (“CMS”) may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022, or IRA, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Various industry stakeholders, including certain pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The impact of these judicial challenges, legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

In May 2025, President Trump issued an executive order implementing the concept of most-favored nation pricing. Under this order, the Department of Health and Human Services, in coordination with other federal agencies, is directed to take actions to ensure that the price of prescription drugs paid by federal health insurers, including Medicare and Medicaid, is in line with the prices paid in comparably developed nations.

As an alternative to the Affordable Care Act, President Trump recently announced the Great Healthcare Plan. As presented, the plan is intended to lower drug prices by increasing competition and benchmarking U.S. drug prices to other countries, reduce insurance premiums by redirecting subsidies from insurers to individuals, increase accountability and transparency from insurers, and promote consumer choice by giving individuals more direct control over how healthcare dollars are spent. Legislative and regulatory action will be required to fully implement the plan. It is unclear how these proposed changes will impact our business and the pharmaceutical industry in general.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional federal, state and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

Commissioner’s National Priority Voucher (CNPV)

In June 2025, the FDA announced the CNPV pilot program which was designed to accelerate the development and review of certain drugs and biologics that are aligned with U.S. national health priorities, such as addressing a U.S. public health crisis, developing more innovative cures for the American people, addressing a large unmet medical need, onshoring drug development and manufacturing to advance the health interests of Americans and strengthen U.S. supply chain resiliency, and increasing affordability. The FDA has stated that voucher recipients will receive a decision with respect to an application on an accelerated basis, as well as enhanced communication with review staff throughout the review process. The FDA expects the CNPV program to accelerate the application review timeline from 10-12 months to 1-2 months by convening a multidisciplinary team of physicians and scientists for a team-based review, interacting frequently with the sponsor of the application to clarify questions, and completing review of the application concurrently. The FDA retains full discretion to extend the review window if the data or application components submitted are insufficient or incomplete, if the results of the pivotal trial(s) are ambiguous, or if the review is particularly complex. The FDA has indicated that the CNPV program does not change the FDA’s rigorous safety and efficacy standards for review and approval. In late 2025, FDA began issuing approvals for drugs with CNPVs within the 1-2 month review timeframe. The CNPV program is new, limited in scope, and subject to evolving guidance, and available FDA resources. The FDA retains broad discretion to modify the criteria, processes, or benefits of the program and may rescind participation or alter timelines or the intended benefits at any time. Adding to the uncertainty, concerns have been raised regarding the legality of the CNPV program.

There can be no assurance that we will receive a voucher if we submit an application and, if a voucher is received, we may not be able to comply with the requirements of the program. It is also possible that a competitor may receive a voucher which could harm our competitive position in the marketplace.

Government Regulation Outside of the U.S.

In addition to regulations in the U.S., we will be subject to a variety of regulations in other jurisdictions governing, among other things, research, development, testing, manufacture, quality control, controlled substances, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drugs, pricing and reimbursement requirements. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside of the U.S. have a similar process that requires the submission of a clinical study application much like the IND prior to the commencement of human clinical studies. In the EU, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and the IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical study development may proceed. Similar requirements regarding a CTA and ethics approval exist in Canada.

The requirements and process governing the conduct of clinical studies, product licensing, establishment licensing, coverage, pricing and reimbursement vary from country to country. In all cases, the clinical studies are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency.

For other countries outside of the EU and Canada, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product and establishment licensing, coverage, data protection, pricing and reimbursement vary from country to country.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, inability to import or export, seizure of products, operating restrictions and criminal prosecution.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding to invest in our securities, you should carefully consider the risks described below, together with other information included in or incorporated by reference into this AIF and filed on SEDAR+ at www.sedarplus.ca. If any of the following risks materialize, the business, financial condition, results of operation and future prospects of the Company will likely be materially and adversely affected. This could cause actual future events to differ materially from those described in forward-looking statements and may cause the trading price of our securities to decline. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. The following discussion highlights some of the risks and uncertainties facing the Company.

Risks Relating to Our Limited Operating History, Financial Position and Capital Requirements

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

Since our incorporation in May 2011, we have generated negative operating cash flows. We anticipate that we will continue to have negative cash flow and we expect to continue to incur losses for the foreseeable future as we continue to research and develop, and seek regulatory clearances for, our current product candidate and other potential product candidates. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to us.

Risks Relating to the Company’s Business

We have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are a clinical stage biotechnology company with limited operating history and in particular, no history of earnings; we have not paid any dividends and we are unlikely to pay any dividends in the immediate or foreseeable future. Our success will depend to a large extent on the expertise, ability, judgement, discretion, integrity, and good faith of our management.

We have no products approved for commercial sale in any jurisdiction and have not generated any revenue from product sales. To date, we have devoted substantially all of our resources and efforts to organizing and staffing our company, business planning, discovering, identifying and developing potential product candidates, securing related intellectual property rights, and conducting preclinical studies and clinical trials of our product candidates. We have not yet demonstrated our ability to obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical stage pharmaceutical companies in rapidly evolving fields. Potential delays in our development program may increase costs and thus impact our competitive position. Our outsourced operational model may also subject us to risks beyond our direct control, potentially causing delays and increasing projected costs. We also may need to transition from a company with a research focus to a company capable of supporting commercial activities, or enter into strategic partnerships with one or more companies with such capability. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We expect to spend a significant amount of capital to fund research and development. As a result, we expect that our operating expenses will increase significantly and, consequently, we will need to generate significant revenues to become profitable. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. We cannot predict when, if ever, we will be profitable. There can be no assurances that we will be capable of producing products, if marketing authorization is received, in commercial quantities at reasonable costs or that we will successfully market them.

We will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts, if any of our product candidates receive marketing authorization.

As of December 31, 2025, we had $80.5 million of cash. Assuming the full exercise of EPRX.WT.A warrants prior to their April 20, 2026 expiry, and taking into account the proceeds from the 2026 Offering, we anticipate our cash resources will be sufficient to fund the Company to the second half of 2028. We believe that we will continue to expend substantial resources for the foreseeable future as we continue the development of EP-104. Additionally, we expect to expend resources as we develop additional product candidates, if any, launch clinical trials and pursue commercialization of such product candidates, if approved. In addition, other unanticipated costs may arise. Because the outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates, if approved. Our costs will increase if we suffer any delays in our planned clinical trials for our current product candidates. Our forecast of the period of time through which our financial reserves will adequately support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future capital requirements will depend on many factors, including:

•	the timing of, and the costs involved in, obtaining regulatory approvals for product candidates if clinical trials are successful;

•	the scope, progress, results and costs of developing and advancing product candidates through clinical trials and researching and discovering new product candidates;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the cost of manufacturing product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization, if approved;

•	the amount of revenue from an approved product candidate, if any; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation.

The ongoing economic slowdown and downturn of global capital markets has generally made the raising of capital by equity or debt financing more difficult. Access to financing has been negatively impacted by ongoing global economic risks. We will require substantial additional funds for further research and development, and the marketing and sale of our technology. We may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other therapeutic companies, government grants or other sources. There can be no assurance that additional funding or partnerships will be available on terms acceptable to us, and which would foster the successful commercialization of our technologies. If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of the Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities, including potential acquisitions. If adequate funds are not obtained, we may be required to reduce, curtail or discontinue operations.

We are substantially dependent on the success of our lead product candidates EP-104GI, which is currently being studied in an open-label Phase 1b/2a clinical study as well as a blinded, vehicle-controlled Phase 2b study, and EP-104IAR, for which we are evaluating funding alternatives for the continued development, including potential partnership opportunities. If we are unable to complete development of, obtain approval for and commercialize EP-104GI or EP-104IAR, alone or through a potential partnership, in a timely manner, our business will be harmed.

Our future success is dependent on our ability to timely complete clinical trials, obtain marketing approval for and successfully commercialize our lead product candidates, EP-104GI, and EP-104IAR. We have invested significant efforts and financial resources in the research and development of EP-104GI and EP-104IAR. We are conducting a Phase 1b/2a clinical trial for the proposed indication of EoE and have conducted a Phase 2 clinical trial for the proposed indication of OA. Both indications will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval from government regulators, substantial investment and significant marketing efforts before we can generate any revenues from sales of any approved products. In addition, we are evaluating funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities. If we are unable to secure such funding, we may ultimately discontinue our efforts with respect to this candidate. We are not permitted to market or promote EP-104GI, EP-104IAR or any other product candidate before we receive marketing approval from the FDA and/or comparable foreign regulatory authorities, and we may never receive such marketing approval.

Our ability to generate revenue and achieve profitability depends significantly on several factors, including but not limited to the following:

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successful and timely completion of non-clinical and clinical development of our product candidates and any future product candidates, as well as the associated costs, including any unforeseen costs we may incur as a result of non-clinical study or clinical trial delays due to public health crises or other causes;

•	the initiation and successful patient enrollment and completion of additional clinical trials on a timely basis;

•

establishing and maintaining relationships with CROs and clinical sites for the clinical development, both in the United States and internationally, of our product candidates and any future product candidates;

•	entering into strategic partnerships for the development and commercialization of our product candidates;

•	the frequency and severity of adverse events in the clinical trials;

•	the efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA, Health Canada or any comparable foreign regulatory authority for obtaining marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which we successfully complete clinical development;

•	making and complying with any required post-marketing approval commitments to applicable regulatory authorities;

•	developing an efficient and scalable manufacturing process for our product candidates, including obtaining finished products that are appropriately packaged for sale;

•

establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for product candidates that we develop, if approved;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile following any marketing approval of our product candidates;

•	commercial acceptance of our product candidates by patients, the medical community and third-party payors;

•	identifying, assessing and developing new product candidates;

•	obtaining, maintaining and expanding patent protection, trade secret protection and/or regulatory exclusivity;

•	protecting our rights in our intellectual property portfolio;

•	defending against third-party interference or infringement claims, if any;

•	negotiating favorable terms in any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates, if approved;

•

obtaining approval for pricing where required and obtaining coverage and adequate reimbursement by hospitals, government and third-party payors for product candidates that we develop and receive regulatory approval;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. To the extent we enter into strategic partnerships, we will be subject to the risks described under “Collaboration arrangements we may enter into in the future may not be successful.” We may never be successful in achieving our objectives and, even if we do, may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing our product candidates, if approved, on a timely or profitable basis, if at all. Changes in the manufacturing process or facilities will require further comparability analysis and approval by the FDA or any comparable foreign regulatory authority before implementation, which could delay our clinical trials and product candidate development, and could require additional clinical trials, including bridging studies, to demonstrate consistent and continued safety and potency.

We have not previously submitted an NDA to the FDA or similar approval filings to a comparable foreign regulatory authority, for any product candidate. An NDA or other relevant regulatory filing must include extensive non-clinical and clinical data and supporting information to establish that the product candidate is safe and effective for each desired indication. The NDA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. We cannot be certain that our current or future product candidates will be successful in clinical trials or receive regulatory approval. Further, even if such product candidates are successful in clinical trials, our product candidates or any future product candidates may not receive regulatory approval. If we do not receive regulatory approvals for current or future product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market a product candidate, our revenue will depend, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights, as well as the availability of competitive products, whether there is sufficient third-party reimbursement and adoption by physicians.

If we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor.

We are developing the Products pursuant to the Amended and Restated License Agreement with Auritec. We are subject to a number of risks associated with our license from Auritec, including the risk that Auritec may terminate the Amended and Restated License Agreement upon the occurrence of certain specified events. The Amended and Restated License Agreement requires, among other things, that we make certain payments and use commercially reasonable efforts to meet certain clinical and regulatory milestones. If we fail to comply with any of these obligations or otherwise breach the agreements, Auritec may have the right to terminate the license in whole.

We could also suffer the consequences of non-compliance or breaches by Auritec in connection with the Amended and Restated License Agreement. Such non-compliance or breach could in turn result in our breach or default under our future agreements with collaboration partners, and we could be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate. Loss of our rights under the Amended and Restated License Agreement or any similar license granted to us in the future, including the exclusivity rights provided therein, could harm our financial condition and operating results.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023 SVB was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Also in March 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC were hampered in accessing undrawn amounts thereunder. If any of our suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution or other distressed financial institutions, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. Any of our suppliers or other parties that are counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, the U.S. Federal Deposit Insurance Corporation (“FDIC”) and Federal Reserve Board previously announced a program to provide loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

•	Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

•

Delayed or lost access to, or reductions in borrowings available under credit facilities or other working capital sources and/or delays, inability or reductions in our ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

•	Potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements;

•	Potential or actual breach of financial covenants in our credit agreements or credit arrangements;

•	Potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or

•	Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S., Canadian, or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have a material adverse effect on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our counterparties, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, counterparties may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a counterparty could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in a material adverse effect on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any counterparty bankruptcy or insolvency, or the failure of any counterparty to make payments when due, or any breach or default by a counterparty, or the loss of any significant supplier relationships, could result in material losses to us and may have a material adverse effect on our business.

Clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates. Furthermore, the results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or comparable foreign regulatory authorities or provide the basis for regulatory approval.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical development and then extensive clinical trials to demonstrate their safety and efficacy. Preclinical and clinical testing is expensive and difficult to design and implement. Preclinical and clinical testing can take many years to complete, and its ultimate outcome is uncertain.

A failure of one or more preclinical or clinical trials can occur at any stage of the process. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse patient population before we can seek regulatory approvals for their commercial sale. Our preclinical or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional and expansive preclinical or clinical testing.

Because these lead product candidates utilize the same proprietary DiffuSphere™ delivery technology, a failure of one of our clinical trials may also increase the actual or perceived likelihood that our other product candidates will experience similar failures. If our ongoing or future clinical trials are inconclusive with respect to the safety and efficacy of our product candidates, or if we encounter safety concerns associated with our product candidates, we may incur unplanned costs and be delayed in or prevented from obtaining marketing approval for our product candidates.

Positive or timely results from preclinical or early-stage trials do not ensure positive or timely results in future clinical trials or registrational clinical trials because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and comparable foreign regulatory authorities, despite having progressed through preclinical studies or initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent clinical trials or registration clinical trials. For example, a number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

Our lead product candidates may not be successful for their intended use.

EP-104GI is intended for the treatment of pain and inflammation in adult patients diagnosed with EoE, a chronic and incurable disease that leads to progressive fibrosis of the esophagus. EoE is characterized by inflammation and the accumulation of large numbers of eosinophils (a type of white blood cells) within the epithelial lining of the esophagus. The active pharmaceutical ingredient is an anti-inflammatory corticosteroid fluticasone propionate (“FP”) that reduces the pain associated with inflammation.

EP-104IAR is intended as a long-acting pain relief for OA knee pain. EP-104IAR has the same active pharmaceutical ingredient as EP-104GI.

Inflammation is not the only contributor to pain in EoE and knee pain, and EP-104GI and EP-104IAR may not provide sufficient pain relief for other sources of pain in EoE, such as damage of the esophagus, esophageal strictures and proliferation of fibrotic tissue, or for other sources of knee pain, such as bone-on-bone interactions. EP-104GI and EP-104IAR are the first FP-based product candidates intended to have an extended release profile to be tested in the esophagus and knee, respectively, and the effective doses have not been determined. To achieve regulatory approval in North America, EP-104GI and EP-104IAR must each show significant benefit over placebo. This is complicated by the “placebo effect” in pain-related trials, whereby patients perceive pain relief despite having received no active pharmaceutical. We have not received FDA approval for either lead product candidate and cannot be certain that our approach will lead to the development of an approvable or marketable product. We may not succeed in demonstrating safety and efficacy of EP-104GI or EP-104IAR in our ongoing clinical trials or in larger-scale clinical trials.

Advancing EP-104 creates significant challenges for us, including:

•

demonstrating adequate safety and efficacy to support NDA approval and a sustained safety profile following any marketing approval of our product candidates, including providing sufficient non-clinical and clinical data to support an extended-release claim in our proposed labeling and sufficient data on systemic exposure and local toxicity to support repeat dosing in humans;

•	obtaining marketing approval, as the FDA, EMA, Health Canada or other regulatory authorities have never approved an FP-based product for EoE or OA knee pain;

•	if EP-104 is approved in any indication, educating medical personnel regarding the potential benefits, as well as the challenges, of incorporating EP-104 into existing treatment regimens; and

•	establishing the sales and marketing capabilities upon obtaining any marketing approvals to gain market acceptance.

Our current and future product candidates will require regulatory approval, which is costly, and we may not be able to obtain it and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications.

Marketing authorization of EP-104 for any indication and other product candidates will fall under the regulatory purview of the FDA and other equivalent regulatory bodies worldwide. We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities impose similar requirements. The time required to obtain approval by the FDA, EMA, Health Canada and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions or change over time, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA, EMA, Health Canada and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication, a narrower patient population than we originally requested or with a REMS. Further, regulatory authorities may not approve the price we intend to charge for products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, a U.S. federal government shutdown or budget sequestration, may result in significant reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates. Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA, Health Canada or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

•

the FDA, EMA, Health Canada or other comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended adverse events, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	the FDA, EMA, Health Canada or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•

we may be unable to demonstrate to the FDA, EMA, Health Canada or other comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

the FDA, EMA, Health Canada or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•

the approval policies or regulations of the FDA, EMA, Health Canada or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA, Health Canada or other comparable foreign regulatory authorities or otherwise produce positive results.

Before obtaining marketing approval from the FDA, EMA, Health Canada or other comparable foreign regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate the safety and efficacy of our product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. For example, we completed an end of Phase 2 meeting with the FDA in January 2024 regarding EP-104IAR. Based on our interactions with the FDA at that meeting, we believe that we have an understanding of the remaining non-clinical and clinical studies that would be needed to support a 505(b)(2) application for EP-104IAR, including the need to conduct additional animal studies to evaluate the potential for dose dumping and immediate release of fluticasone propionate, sufficient safety and efficacy data to support repeat dosing, and adequate data to bridge the systemic safety of Flovent HFA to EP-104IAR, among other recommendations and comments received from the FDA. However, we cannot be certain that we and any potential partner will be successful in completing these anticipated studies, or if the FDA or any other regulatory authority will determine the data we and any potential partner obtain from such studies and any data obtained from any previously conducted clinical or non-clinical studies are sufficient to support an approval or that such regulatory authorities will not require additional trials. We can provide no assurance that FDA will approve the indication we and any potential partner seek in the NDA, if at all. If FDA grants approval, depending on FDA’s interpretation of the data, FDA may impose labeling restrictions, reject the “extended release” claim in the labeling, restrict repeat dosing, or require additional safety monitoring or warnings. Ultimately, the FDA will need to conduct a full review of all studies submitted in support of approval and such studies may be unsatisfactory to the FDA. In addition, even if any of our product candidates receives FDA approval, any labeling restrictions that may be imposed by the FDA may materially and adversely impact our or any potential partner’s ability to successfully commercialize our product candidates.

In addition, we may rely in part on preclinical, clinical and quality data generated by CROs and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed, and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase.

We do not know whether our future clinical trials will begin on time or enroll patients on time, or whether our ongoing and/or future clinical trials will be completed on schedule or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•	obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;

•

any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval from one or more institutional review boards or research ethics boards (“IRBs”);

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes to clinical trial protocol;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of combination therapies for use in clinical trials;

•	subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post- treatment follow-up;

•	subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	subjects experiencing severe or unexpected drug-related adverse events;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

•	selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

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a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice (“cGMP”), regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (“GCPs”) or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

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third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse events, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates, if approved, and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

We completely rely on third parties to provide supplies and inputs required for our product candidates and, if these third parties fail to fulfill their contractual obligations, we may be unable to pursue further development of our product candidates and our business could be substantially harmed.

We currently outsource all product manufacturing. The field of manufacturers capable of manufacturing the EP-104 API powder is narrow and not easily replaced. Although we depend heavily on these parties, we do not control them and, therefore, cannot be assured that these third parties will adequately perform all of their contractual obligations to us. If our third-party service providers cannot adequately fulfill their obligations to us in a timely and satisfactory basis, development plans may be delayed or terminated.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;

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the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us due to any number of reasons including staffing issues, change in strategy, or concerns around manufacture of our drug substance due to perceived or actual safety concerns;

•	the breach by the third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the failure of the third party to manufacture our product candidates according to our specifications;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements internationally. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA, Health Canada or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA, Health Canada or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations. Our current and anticipated future dependence upon others for the manufacture of our product candidates or products for which we receive approval may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

We rely on CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed.

We engage with contractors, including CROs, for various aspects of our non-clinical studies and clinical trials, including trial conduct, data management, study management and managing, statistical analysis and electronic compilation of our regulatory submissions. We may enter into agreements with CROs to obtain resources and expertise in an attempt to accelerate our progress on new or ongoing clinical and non-clinical programs. Typically entering into relationships with CROs involves substantial cost and requires extensive management time and focus. In addition, typically there is a transition period between engagement of a CRO and the time the CRO commences work. As a result, delays may occur, which may materially impact our ability to meet desired non-clinical and clinical development timelines and ultimately have a material adverse effect on our operating results, financial condition or future prospects.

As CROs are not our employees, we cannot control whether or not they devote sufficient time and resources to our clinical trials for which they are engaged to perform, and whether they comply with the applicable GCPs and Good Laboratory Practices (“GLPs”) for our product candidates, which include requirements related to the conduct of the study, subject informed consent, and research ethics board’s approval among others. Regulatory authorities, including the FDA, monitor compliance with Good Manufacturing Practices, GLPs, and GCPs (collectively, “GxPs”) through periodic inspections of trial sponsors, principal investigators and trial sites. Although we may rely on third parties for the execution of our clinical trials and non-clinical research, we are nevertheless responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on CROs does not relieve us of our regulatory responsibilities. If we or any of our CROs deviate from the approval protocols, make errors during the conduct of the studies, or fail to comply with applicable GCPs and GLPs, the data generated in the Company’s studies may be deemed unreliable and the applicable regulatory authorities may take regulatory action against us and/or require us to perform additional studies before approving our marketing applications. We cannot assure you that, upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product candidate materials produced under GMP regulations. Our failure to comply with these regulations may require us to discontinue or repeat clinical trials, which would delay the regulatory approval process. If the CROs that we engage do not successfully carry out their contractual duties or obligations, conduct the studies in accordance with all regulatory requirements, or meet expected deadlines, or if they need to be replaced, or the quality or accuracy of the data they provide is compromised due to the failure to adhere to regulatory requirements or for other reasons, then our development programs may be extended, delayed or terminated, or we may not be able to obtain marketing approval for or successfully commercialize our product candidates. Failure to comply with clinical trial regulatory requirements may further subject us to significant penalties potentially including imprisonment or an injunction against manufacture or distribution and debarment.

The manufacture of drugs is complex, and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity, potency, and stability. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business, including exposure to liabilities arising from any GxP non-compliance. If our manufacturers and suppliers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties to manufacture our product candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are intentionally or inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor’s or other third party’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA, Health Canada or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of our Common Shares.

Our clinical product candidates, along with product candidates we expect to enter clinical development, are in varying stages of development and will require substantial clinical development, testing and regulatory approval prior to commercialization. Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive pre-clinical testing and clinical trials that each product candidate is both safe and effective for use in each target indication. Failure can occur at any time during the clinical trial process. Clinical trials often fail to demonstrate safety and efficacy of the product candidate studied for the target indication. Most product candidates that commence clinical trials are never approved as products. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our product candidates may also be undergoing other treatments and may be using other approved products or investigational new drugs, which can cause adverse events that are unrelated to our product candidate. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes. While recent data obtained from our studies of EP-104GI and EP-104IAR is encouraging, we cannot be certain that ongoing and future trials will not suffer setbacks, including for lack of efficacy and/or adverse safety profiles, or that previously conducted clinical and non-clinical studies will be deemed adequate for purposes of regulatory approval. For additional information regarding our recent study results, please see the section of this AIF titled “Description of the Business – Product Candidates”.

In addition to the safety and efficacy trials of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, statistical analysis plan, placebo effect, patient enrollment criteria, patient compliance and trial execution. Data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Failure of a clinical trial due to any of these reasons could materially harm our business and the market price of our Common Shares. In the case of some of our product candidates, we may seek to develop treatments for certain diseases or disorders for which there is relatively limited clinical experience, and clinical trials may use novel endpoints and measurement methodologies or subjective patient feedback, which adds a layer of complexity to these clinical trials and may delay regulatory approval. Negative or inconclusive results from our clinical trials could lead to a decision or requirement to conduct additional pre-clinical testing or clinical trials or result in a decision to terminate the continued development of a product candidate. Any of the foregoing outcomes would materially and adversely impact our business, product candidate pipeline and future prospects.

If our product candidates are not shown to be both safe and effective in clinical trials, such product candidates will be unable to obtain regulatory approval or be successfully commercialized. In addition, our failure to demonstrate positive results in clinical trials in any indication for which we are developing clinical product candidates could adversely affect development efforts in other indications. In such case, we would need to develop other compounds and conduct associated pre-clinical testing and clinical trials, as well as potentially seek additional financing, all of which would have a material adverse effect on our business, growth prospects, operating results, financial condition and results of operations.

Interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our Common Shares.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business.

Preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA, EMA, Health Canada or comparable foreign regulatory authority approval. We cannot guarantee that the FDA or foreign regulatory authorities will interpret trial results as we do, and more trials could be required before we are able to submit applications seeking approval of our product candidates. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidate, which may also limit its commercial potential. Furthermore, the approval policies or regulations of the FDA, EMA, Health Canada or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval, which may lead to the FDA, EMA, Health Canada or comparable foreign regulatory authorities delaying, limiting or denying approval of our product candidates.

Our current or future product candidates may cause significant adverse events, toxicities or other undesirable adverse events when used alone or in combination with other products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential, if approved, or result in significant negative consequences.

As is the case with pharmaceuticals generally, it is likely that there may be adverse events associated with our product candidates’ use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of adverse events or unexpected characteristics. Undesirable adverse events associated with use of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The treatment-emergent adverse events could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

If our product candidates are associated with undesirable adverse events or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable adverse events or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Patients in our ongoing and planned clinical trials may in the future suffer significant adverse events or other adverse events not observed in our preclinical studies or previous clinical trials. Some of our product candidates, may be used as chronic therapies or be used in pediatric populations, for which safety concerns may be particularly scrutinized by regulatory agencies. In addition, if our product candidates are used in combination with other therapies, our product candidates may exacerbate adverse events associated with the therapy. Patients treated with our product candidates may also be undergoing other medical procedures or treatments, which can cause adverse events that are unrelated to our product candidate, but may still impact the success of our clinical trials.

If significant adverse events or other adverse events are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, EMA, Health Canada, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse events. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause adverse events that prevented their further development. Even if the adverse events do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable adverse events may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Further, if any of our product candidates obtains marketing approval, toxicities associated with such product candidates and not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

Where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or Breakthrough Therapy designation. Even if we receive a designation that would allow for expedited review, we can provide no assurance that we will be able to obtain FDA or foreign regulatory authority approval sooner or at all.

Where possible, we may pursue accelerated development strategies in areas of high unmet need for one or more of our product candidates. In June 2023, we announced that the FDA has granted Fast Track designation for EP-104IAR in treatment of OA. Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any of our product candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. If a product that has orphan drug designation from the FDA subsequently receives the first FDA approval for an indication within the orphan disease, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, for seven years, except in limited circumstances such as a showing of clinical superiority to the product with the orphan product exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can ensure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the product was designated. Even if we or our collaborators obtain orphan designation for a product candidate, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. The scope of exclusivity is limited to the scope of any approved indication, even if the scope of the orphan designation is broader than the approved indication. Additionally, exclusive marketing rights may be limited if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if a product obtains orphan drug exclusivity, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a product with the same active moiety for the same condition if the FDA concludes that the later product is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we or our collaborators are unable to manufacture sufficient supply of the product. If we or our collaborators do not receive or maintain orphan drug designation to product candidates for which we seek such designation, it could limit our ability to realize revenues from such product candidates. Further, in view of the court decision in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), the FDA published a notice in the Federal Register in January 2023 to clarify that while the agency complies with the court’s order in Catalyst, FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue.

To successfully commercialize EP-104, in any indication, if approved, or any future product candidate that may result from our development programs, we will need to build out our sales and marketing capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract field force to market any product candidate we may develop will be expensive and time-consuming and could delay any drug launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may seek to enter into collaborations with other entities to use their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any current or future collaborators do not commit sufficient resources to commercialize our product candidates, or we are unable to develop the necessary capabilities on our own, we may be unable to generate sufficient revenue to sustain our business. We may compete with many companies that currently have extensive, experienced and well-funded marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We will likely also face competition if we seek third parties to assist us with the sales and marketing efforts any future product candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

We have a novel technology with uncertain market acceptance if any of our product candidates are approved.

Even if any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited. Our delivery platform is at an early stage of development and uses novel technology, with uncertain market acceptance if our product candidates are approved. Product approval, should this be achieved, does not infer that the product will garner a good market price or be reimbursed by public or private insurers. Further, there are no guarantees that the product will be positively received by the target patient population. If any of our product candidates is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including, but not limited to:

•	the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved;

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restrictions on the use of our product candidates, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement, as well as pricing, by third-party payors, including government authorities;

•	the availability of the approved product candidate for use as a combination therapy;

•	relative convenience and ease of preparation and administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the effectiveness of sales and marketing efforts;

•	unfavorable publicity relating to our products or product candidates or similar approved products or product candidates in development by third parties; and

•	the approval of other new therapies for the same indications.

If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA, EMA, Health Canada or other comparable foreign regulatory authorities. Additionally, certain clinical trials for future product candidates may be focused on indications with relatively small patient populations, which may further limit enrollment of eligible patients or may result in slower enrollment than we anticipate. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants.

Patient enrollment may also be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment for any of our clinical trials may be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and potency of approved drugs for the disease under investigation;

•	patient eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the product candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients;

•	continued enrollment of prospective patients by clinical trial sites; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

Clinical drug development is a lengthy, expensive, and inherently uncertain process, and we may experience delays in completing, or ultimately be unable to successfully complete the clinical trials needed for regulatory approval.

Clinical trials are expensive, difficult to design and implement, and can take many years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during the clinical trial process. We are unable to predict whether we will be able to prove that either or both of our product candidates are safe and effective for any of the indications for which they are, respectively, being developed and, accordingly, when they will be approved for commercialization in the United States or in any other jurisdiction for any given indication, if ever. We may encounter substantial delays in completing our ongoing clinical trials or starting any new clinical trials, which in turn may require additional costs, or we may fail to demonstrate adequate safety and efficacy to the satisfaction of applicable regulatory authorities for our product candidates, which could negatively and materially impact our business.

Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching, or failing to reach, a consensus with regulatory agencies on study design;

•	delays in obtaining regulatory authorization to commence a clinical trial;

•	imposition of a “clinical hold” or suspension or termination of a clinical trial by a regulatory agency or IRB;

•

delays in reaching, or failing to reach, agreement on acceptable terms with a sufficient number of prospective CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in opening clinical trial sites or obtaining required IRB, or EC, approval at each clinical trial site;

•	delays in recruiting a sufficient number of suitable patients to participate in our clinical trials;

•	failure by our CROs, clinical trial investigators, other third parties or us to adhere to contractual, clinical trial, regulatory or legal requirements;

•	actual or perceived lack of effectiveness of any product candidate during clinical trials;

•	occurrence of serious or unexpected adverse events by trial participants or other safety issues, such as drug interactions;

•	unfavorable results from ongoing pre-clinical studies and other clinical trials;

•	uncertainty regarding proper dosing;

•

difficulty in retaining subjects for the entire duration of applicable clinical studies, as study subjects may withdraw at any time due to adverse events, insufficient efficacy, fatigue with the clinical trial process or for any other reason;

•	delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints; and

•	changes in applicable regulatory policies and regulation, including changes to requirements imposed on the extent, nature or timing of studies.

The FDA, EMA, Health Canada and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

We may choose to conduct international clinical trials in the future. The acceptance of study data by the FDA, EMA, Health Canada or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the United States population and United States medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to current GCP requirements; and (3) the FDA is able to validate the data through an on-site inspection or other appropriate mean. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, Health Canada or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA, Health Canada or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA, EMA or Health Canada grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval or other regulation.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

If the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected, and our business may suffer.

We intend to initially focus our product candidate development on treatments for EoE and OA indications. Our projections of addressable patient populations that may benefit from treatment with our product candidates are based on our estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations and market research, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of EoE or OA. Additionally, the potentially addressable patient population for our product candidates may not ultimately be amenable to treatment with our product candidates. FDA, EMA, Health Canada or other regulatory agencies may also limit our proposed indication or target population. Our market opportunity may also be limited by future competitor treatments that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for any product candidate that we or our strategic partners develop could be significantly diminished and have an adverse material impact on our business.

Even if our product candidates receive regulatory approval, we will be subject to significant post marketing regulatory requirements and oversight.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCP for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

In addition, failure to comply with FDA, EMA, Health Canada and other comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

•	delays in or the rejection of product approvals;

•	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning or untitled letters or Form 483s;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production; and

•	imposition of restrictions on operations, including costly new manufacturing requirements.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates, if approved, and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If government regulation arises that puts constraints on FDA’s or other regulatory authorities’ ability to exercise their respective regulatory authority, including engaging in oversight and implementation activities in the normal course, our business may be negatively impacted.

It is difficult to predict how current and future legislation, executive actions, and litigation, including the executive orders issued by the current U.S. presidential administration, will be implemented, and the extent to which they will impact our business, our clinical development, and the FDA’s and other agencies’ ability to exercise their regulatory authority, including FDA’s pre-approval inspections and timely review of any regulatory filings or applications we submit to the FDA. In addition, the Supreme Court’s overturning of the Chevron doctrine, which gave deference to regulatory agencies in litigation against FDA and other agencies, may result in more companies bringing lawsuits against FDA to challenge longstanding decisions and policies of FDA, which could undermine FDA’s authority, lead to uncertainties in the industry, and disrupt FDA’s normal operations, which could delay FDA’s review of our marketing applications.

We may consider submitting an application for a Commissioner’s National Priority Voucher (CNPV) from the FDA but there can be no assurance that we will receive a voucher and, if a voucher is received, we may not be able to comply with the requirements of the program. It is also possible that a competitor may receive a voucher which could harm our competitive position in the marketplace.

In June 2025, the FDA announced the CNPV pilot program which was designed to accelerate the development and review of certain drugs and biologics that are aligned with U.S. national health priorities, such as addressing a U.S. public health crisis, developing more innovative cures for the American people, addressing a large unmet medical need, onshoring drug development and manufacturing to advance the health interests of Americans and strengthen U.S. supply chain resiliency, and increasing affordability. The FDA has stated that voucher recipients will receive a decision with respect to an application on an accelerated basis, as well as enhanced communication with review staff throughout the review process. The FDA expects the CNPV program to accelerate the application review timeline from 10-12 months to 1-2 months by convening a multidisciplinary team of physicians and scientists for a team-based review, interacting frequently with the sponsor of the application to clarify questions, and completing review of the application concurrently. The FDA retains full discretion to extend the review window if the data or application components submitted are insufficient or incomplete, if the results of the pivotal trial(s) are ambiguous, or if the review is particularly complex. The FDA has indicated that the CNPV program does not change the FDA’s rigorous safety and efficacy standards for review and approval. In late 2025, FDA began issuing approvals for drugs with CNPVs within the 1-2 month review timeframe. The CNPV program is new, limited in scope, and subject to evolving guidance, and available FDA resources. The FDA retains broad discretion to modify the criteria, processes, or benefits of the program and may rescind participation or alter timelines or the intended benefits at any time. Adding to the uncertainty, concerns have been raised regarding the legality of the CNPV program.

There can be no assurance that we will receive a voucher if we submit an application and, if a voucher is received, we may not be able to comply with the requirements of the program. It is also possible that a competitor may receive a voucher which could harm our competitive position in the marketplace.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting promotion that is not consistent with product labeling and failure to comply with these laws and other laws relating to promotion could subject us to enforcement action.

The promotion of pharmaceutical products is strictly regulated in in the United States and in other jurisdictions. If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products or otherwise promoted products contrary to applicable laws, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, all promotion must be consistent with product labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Disruptions at the FDA and other government agencies caused by actions by the current U.S. presidential administration or by legislative or judicial action, reductions in force, government shutdowns, funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions, including action by the current U.S. presidential administration or by legislative or judicial action, reductions in force, government shutdowns, funding shortage, or global health concerns. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies, including through reductions in force, may slow the time necessary to meet with and receive agency feedback, review and/or approve submissions, conduct inspections, issue regulatory guidance, or take other actions that facilitate the development, approval and marketing of new drugs, which would adversely affect our business. With significant reductions in force, the FDA may not be able to meet its application review goals or to continue to be available for timely interactions with drug developers. Moreover, changes in FDA’s policies or regulations, whether as a result of personnel and budgetary constraints, changes in leadership or otherwise, could adversely impact the development of our product candidates and, ultimately, our ability to receive marketing authorization. Decisions about the development of product candidates are often based on interactions with FDA and regulatory guidance provided by the agency following such interactions. If FDA does not agree with our decisions resulting from such interactions and guidance or there are subsequent policy changes, review and approval of our product candidates may be delayed or not occur at all.

We rely on key personnel.

Our success depends in large measure on certain key personnel, including our executive officers. The loss of the services of such key personnel could have a material adverse effect on us. The contributions of these individuals to our immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the biotech industry is intense and there can be no assurance that we will be able to continue to attract and retain all personnel necessary for the development and operation of our business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of our management. Other biotechnology companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those that we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate of and success with which we can develop and commercialize product candidates would be limited.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotech companies for qualified employees is intense, and as a result we may not be able to attract and retain such individuals on acceptable terms, or at all.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

We may not be able to successfully execute our business strategy.

The execution of our business strategy poses many challenges and is based on several assumptions. If we experience significant regulatory delays, supply chain disruptions, cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business strategy. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business strategy may change as well.

We are in a highly competitive industry which is continuously evolving with technological changes.

We are engaged in an industry that is highly competitive, evolving and characterized by technological change. As a result, it is difficult for it to predict whether, when and by whom new competing technologies or new competitors may enter the market. We face competition from companies with strong positions in certain markets we are currently targeting, and in new markets and regions we may enter. Some of these companies have significantly greater financial, technical, human, research and development, and marketing resources than us. We cannot assure you that we will be able to compete effectively against current and future competitors who may discover and develop products in advance of us that are more effective than those developed by us. As a consequence, our current and future technologies may become obsolete or uncompetitive, resulting in adverse effects on revenue, margins and profitability. In addition, competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations. To the extent that new or improved oral or other systemically administered pain medications are introduced that demonstrate better long-term efficacy and safety, patients and physicians may further delay the introduction of injectable therapies, such as EP-104, in the treatment for any indication we pursue. EP-104 could also face competition from other formulations or devices that deliver pain medication on an extended basis, such as transdermal delivery systems or implantable devices.

Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staffs and experienced commercial and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products or drug delivery technologies that are more effective or less costly than EP-104 for any of our intended applications, or any other product candidate that we are currently developing or may develop.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the usefulness, ease of use, performance and reliability of our technology compared to our competitors;

•	the activity, tolerability, and potential benefits of EP-104 and our other product candidates, including relative to marketed products and product candidates in development by third parties;

•	the ability to distinguish safety and efficacy from existing, alternative therapies;

•	the timing for product candidates to complete clinical development and receive market approval;

•	acceptance of EP-104 and any of our other product candidates that receive regulatory approval by patients, physicians and other health providers;

•	our ability to monetize our technology;

•	the selection of licensing partners for our technology with the necessary skills and resources to drive uptake;

•	our marketing and selling efforts;

•	our financial condition and results of operations;

•	the ability to maintain a good relationship with regulatory authorities;

•	the price of our future products, including in comparison to branded or generic competitors;

•	whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans;

•	acquisitions or consolidations within our industry, which may result in more formidable competitors;

•	our ability to protect our intellectual property rights;

•	our ability to attract, retain and motivate talented employees;

•	our ability to cost-effectively manage and grow our operations; and

•	our reputation and brand strength relative to that of our competitors.

Our future success will depend on our ability to continually enhance and develop our product candidates.

There is a broad pipeline of potential new therapies for pain. The market for pain management and treatment solutions is characterized by rapid technological change and the possibility of frequent new product introductions. Accordingly, our future success depends upon our ability to enhance our current product candidates and to develop, introduce and sell the most accurate products at competitive prices. The development of new technologies and products involves time, substantial costs and risks. Our ability to successfully develop new technologies depends in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry.

The success of new product introductions depends on a number of factors including the efficacy and safety as demonstrated in clinical trials, the ability to demonstrate the impact of real world evidence, timely and successful product development, the timing and market introduction of competitive products, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of pharmaceutical components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects in the early stages of introduction and our ability to manage distribution and production issues related to new product introductions, the clinical indications for which the product is approved, acceptance by physicians, the medical community and patients of the product as a safe and effective treatment, the ability to distinguish safety and efficacy from existing, less expensive alternative therapies, the convenience of prescribing, administrating and initiating patients on the product, the potential and perceived advantages and/or value of the product over alternative treatments, the cost of treatment in relation to alternative treatments, including any similar generic treatments, the availability of coverage and adequate reimbursement by third-party payors and government authorities to support the product’s pricing, the prevalence and severity of adverse events and the effectiveness of sales and marketing efforts.

If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

Even if we successfully advance any other product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this “Risk Factors” section. Accordingly, we cannot assure you that we will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from our product candidates.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms and product candidates that we identify for specific indications. As a result, we may forgo or delay pursuit of opportunities with other therapeutic platforms or product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. We are currently evaluating funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities. As a result, we intend to use capital resources previously identified for EP-104IAR development to continue development of EP-104GI. We cannot be certain that our decision to prioritize development of EP-104GI over EP-104IAR will be beneficial to our shareholders. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.

If we are unable to differentiate EP-104 from existing therapies, or if the FDA or other applicable regulatory authorities approve additional, and potentially less costly, therapies that compete with EP-104, our ability to successfully commercialize EP-104GI or EP-104IAR would be adversely affected.

Our commercial opportunities could be reduced or eliminated if existing or future therapies for EoE, OA or any other indication we may pursue are safer, more effective, have fewer or less severe adverse events, are more convenient or are less expensive than EP-104. The key competitive factors affecting the success of our product candidates, if approved, are likely to be their efficacy, safety and/or tolerability, convenience and ease of administration, price, the potential advantages of alternative products, the level of generic competition, and the availability of coverage and adequate reimbursement from government and other third-party payers.

There are two approved treatments for EoE in the United States: Dupixent (dupilumab), a monoclonal antibody (mAb) marketed by Sanofi and Regeneron, and Takeda’s recently-approved Eohilia, a twice-daily oral suspension of budesonide approved for up to 12 weeks of use. In addition, Jorveza is an effervescent orodispersible budesonide tablet available in the European Union and Canada. If these or any future treatment for EoE better meet the competitive factors described above, we may be unsuccessful in commercializing EP-104GI, if approved, and our business, financial results and prospects could be adversely affected.

The current intra-articular standard of care for OA pain, immediate-release triamcinolone acetonide (“TCA”) and other injectable immediate-release steroids, are available in generic form and are therefore relatively inexpensive compared to the potential pricing for EP-104IAR. Although we believe our Phase 2 study provides preliminary evidence of extended pain relief, it is possible that we and any potential partner will receive data from additional clinical trials or in a post marketing setting from physician and patient experiences with the commercial product that does not continue to support such interpretations. It is also possible that the FDA, physicians and healthcare payors will not agree with our and any potential partner’s interpretation of existing and future clinical trial data. If we and any potential partner are unable to demonstrate the value of EP-104IAR based on clinical data, patient experience, as well as real world evidence, the opportunity for EP-104IAR to obtain premium pricing and be commercialized successfully would be adversely affected.

In addition to existing treatments, the FDA or other applicable regulatory authorities may approve other generic products that could compete with EP-104 if we cannot adequately protect it with our patent portfolio. For example, in the United States, once an NDA, including a Section 505(b)(2) application, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application (“ANDA”). The Federal Food, Drug, and Cosmetic Act, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that their product has the same active ingredient(s), dosage form, strength, route of administration, conditions of use, or labeling as our product candidate and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as EP-104. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product is typically lost to the generic product. Accordingly, competition from generic equivalents to our products would materially adversely impact our ability to successfully commercialize EP-104.

There is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, and implementation of new legislative or regulatory policies by the U.S. government could impose additional costs on the Company, result in delayed timelines, or otherwise negatively impact the Company, which could have a material adverse impact on the Company’s business.

In early February 2025, the United States announced a 25% broad-based tariff on goods exported out of Canada into the United States, other than energy products, which would be subject to a 10% tariff. In response, the Canadian government announced that it would impose a 25% tariff on $155 billion of goods imported from the U.S. The United States also announced a 25% tariff on goods imported from Mexico and a 10% tariff on goods imported from China. Representatives of the U.S. government have also publicly stated that they are considering imposing tariffs on goods imported from other countries. The tariffs were enacted on March 4, 2025, however, subsequently paused until April 2, 2025 pending further negotiations.

Eupraxia sources its API fluticasone propionate from the United States and clinical supplies of EP-104 IAR and EP-104GI are manufactured in the U.S. by a third-party. The Company expects to continue to access both API and manufactured products from the U.S. If reinstated, these tariffs, changes or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could impose additional costs on the Company in obtaining these products from the U.S., or result in delays in development timelines, which may have a material adverse effect on the Company’s business. Furthermore, there is a risk that the tariffs imposed by the United States on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies.

A variety of risks associated with potential international business relationships could materially adversely affect our business.

We intend to evaluate from time to time entering into agreements with third parties for the development and commercialization of EP-104IAR and may in the future seek to enter into similar agreements for other product candidates in international markets. If we do so, we would be subject to additional risks related to entering into international business relationships, including:

•	differing regulatory requirements in other countries including, among others, marketing approval, pricing, reimbursement and sales and marketing practices;

•	potentially reduced protection for intellectual property rights;

•	potential for so-called parallel importing, which is when a local seller, faced with higher local prices, opts to import goods from a foreign market with lower prices, rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements, including tariffs being imposed by the current U.S. presidential administration;

•	economic weakness, including inflation, or political instability in foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees traveling and working abroad;

•	foreign taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other risks incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in Canada or the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad or supply chain disruptions; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, tsunamis, hurricanes and fires.

These and other risks may materially adversely affect our ability to develop and commercialize products in international markets and may harm our business.

In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, including Canada, Mexico, and most significantly China, with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. The U.S. government has made and continues to make significant additional changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade. For example, on December 18, 2025, the BIOSECURE Act was signed into law. The Act limits US government procurement from and grants to “biotechnology companies of concerns” (BCCs). Under the Act, US government agencies cannot buy or obtain biotechnology equipment or services provided by a BCC; enter into, extend, or renew a contract with any entity using biotechnology equipment or services provided by a BCC to perform a government contract; or expend loan or grant funds for biotechnology equipment or services provided by a BCC, whether directly or through a loan or grant recipient. Any company on the Department of Defense list of “Chinese military companies” will be treated as a BCC. Pursuant to the Act, a full list of BCCs will be released by the US Office of Management and Budget by December 18, 2026. The Act has potentially significant implications for pharmaceutical manufacturers that rely on biotechnology equipment or services from a BCC, including whether their products are listed on the Department of Veterans Affairs’ Federal Supply Schedule which is required for reimbursement eligibility under Medicaid and Medicare Part B programs. Although the Act includes safe harbors and provisions designed to avoid collateral consequences for reimbursement under Medicaid and Medicare Part B, the potential impact on the pharmaceutical industry in general and our business is uncertain. We cannot predict the impact actions taken with respect to trade relations between the United States, Canada, Mexico, and China or other countries, what products and services may be subject to such actions or what actions may be taken by the other countries in retaliation. If we are unable to obtain or use services from existing service providers or become unable to export or sell products for which we receive marketing authorizations to any of our customers or service providers, our business, liquidity, financial condition, and/or results of operations would be materially and adversely affected

Collaboration arrangements we may enter into in the future may not be successful.

In the ordinary course, we evaluate various partnerships, collaborations and other strategic transaction and may seek to enter into such transactions to help maximize the commercial potential of EP-104 and our other product candidates. In particular, we are evaluating funding alternatives for the continued development of EP-104IAR, including potential partnerships. We may enter into such arrangements on a selective basis depending on the merits of retaining commercialization rights as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for EP-104 for any intended application and other product candidates, both in the United States and internationally. We face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we choose to enter into such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to the us.

Even if we enter into partnerships, collaborations or other strategic transactions, such transactions that we enter into may not be successful. The success of any such arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters could lead to delays in the development process or commercialization of our product candidates and in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. If we do enter into partnerships, collaborations or other strategic transactions, any such termination or expiration could adversely affect us financially and could harm our business reputation.

Provisions of any future debt instruments may restrict our ability to pursue our business strategies.

From time to time, we have used debt financing to provide capital for our business. Debt instruments we may enter into in the future may, require us to comply with various covenants that limit our and our subsidiaries’ ability to, among other things:

•	dispose of assets;

•	complete mergers or acquisitions;

•	incur indebtedness;

•	encumber assets;

•	pay dividends or make other distributions to holders of our capital stock;

•	make investments;

•	change our organizational structure or jurisdiction of organization;

•	engage in any new line of business; and

•	engage in certain transactions with our affiliates.

Any future debt instruments could further inhibit our ability to pursue our business strategies and may also impose certain financial covenants that require us to achieve certain revenue targets and/or maintain certain minimum cash balances. If we default under any such debt instruments, the lenders could terminate commitments to lend and cause all amounts outstanding with respect to such debt to be due and payable immediately, which in turn could result in cross defaults under other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our then outstanding debt instruments if some or all of these instruments are accelerated upon a default. If we are unable to repay, refinance or restructure indebtedness when payment is due, the lenders could also proceed against any collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation.

We may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances.

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction. In addition, we may require significant additional funds to either acquire such businesses or products or to commercialize them, which may result in significant dilution to shareholders or the incurrence of significant indebtedness by us.

We have traditionally relied on key collaborations and grants.

Our development programs may require substantial additional cash. Traditionally, we have received funds under grant reward programs to fund portions of such development. The grants we have received may become subject to repayment in full, under certain conditions. We cannot provide assurance that grants we have received will not become subject to repayment, that we will continue to receive all or any of the grant funding that we apply for, that such grants if received will provide sufficient funding or that we will be able to establish future collaborations on commercially reasonable terms or at all. Inability to obtain grant funding and establish collaboration agreements may result in product development delays or cancellation, particularly in regard to pipeline programs. In addition, the success of collaboration agreements will depend heavily on the efforts and activities of the third-party collaborators, which are outside our control.

We are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and changes in such laws and regulation and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations.

In the ordinary course of business, we process personal data and other sensitive information, including our proprietary and confidential business data, trade secrets, intellectual property, data about trial participants collected in connection with clinical trials, and other sensitive data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. For example, the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. At the state level, the California Consumer Privacy Act of 2018 (“CCPA”), as amended and supplemented by the California Privacy Rights Act, imposes obligations on businesses to which it applies. The CCPA allows for statutory fines for noncompliance. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA, to the extent applicable to our business and operations, may increase compliance costs and potential liability with respect to other personal information we may maintain about California residents. Other states have also enacted data privacy laws, including sector-specific laws such as Washington’s My Health, My Data Act, and numerous general privacy laws that share similarities with the CCPA. Additional data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

Outside the U.S., the European Union’s general data protection regulation (“EU GDPR”) and the United Kingdom’s general data protection regulation impose strict requirements for processing the personal data of individuals. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to our processing of their personal data. Certain other foreign jurisdictions have enacted laws and regulations relating to privacy, data protection, and information security, as well as certain data localization laws and cross-border personal data transfer laws, that could make it more difficult to transfer information across jurisdictions, such as transferring or receiving personal data that originates in the EU. For example, in Canada, where we are headquartered, federal and provincial legislation impose strict requirements for the processing of personal data of individuals, with substantial penalties for noncompliance.

Although we endeavor to comply with all applicable data privacy and security obligations, these obligations are quickly changing in an increasingly stringent fashion, creating some uncertainty as to how to comply, and potentially requiring us to modify our policies and practices, which may be costly and may divert the attention of management and technical personnel. Further, we may at times fail, or be perceived to have failed, to have complied with laws, regulations or other actual or asserted obligations relating to privacy, data protection or information security, and could face significant consequences. These consequences may include, but are not limited to, government enforcement actions, investigations and other proceedings; private claims, demands, and litigation; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; imprisonment of company officials and fines, penalties, and other liabilities. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations, including our clinical trials; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

Our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor.

We rely on both internal information technology systems and networks, and those of third parties and their vendors and contractors, to transmit, store and otherwise process information in connection with our business activities. We are increasingly dependent upon our technology systems to operate our business and our ability to effectively manage our business depends on the security, reliability and adequacy of our and our third-party or other contractors’ or vendors’ technology systems and data. Any cyberattack, including phishing or other forms of social engineering, business email compromise, ransomware or other malware, or any security breach, security incident, or other destruction, loss, or unauthorized use, modification, or other processing of data maintained or otherwise processed by us or on our behalf could result in a loss of intellectual property or misappropriation of trade secrets, disruptions to our business and operations, subject us to increased costs and require us to expend time and resources to address the matter, may subject us to claims, demands, and proceedings by private parties, regulatory investigations and other proceedings, and fines, penalties, and other liability and have a material adverse effect on our business. In addition, the loss, alteration or other damage to or other unavailability of pre-clinical data or clinical trial data from completed or ongoing clinical trials for our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Any cyber-attack, security breach or incident, or other destruction, loss or unauthorized processing of data maintained or otherwise processed by us or on our behalf, or the perception any such matter has occurred, could result in actual or alleged violations of applicable U.S. and international privacy, data protection, information security and other laws and regulations, harm to our reputation, and subject us to claims, demands and litigation by private parties and governmental investigations and other proceedings by federal, state and local regulatory entities in the U.S. and by international regulatory entities, resulting in exposure to material civil and/or criminal proceedings and liability. In addition, we may incur significant additional expense to implement further measures and policies relating to privacy, data protection and information security, whether in response to an actual or perceived security breach or incident or otherwise.

To date, although we have faced cyberattacks and suffered information security incidents, we have not experienced any material impact to our business, financial position or operations resulting from cyberattacks or other information security incidents of which we are aware; however, because of frequently changing attack techniques, along with the increased volume and sophistication of such attacks, our business, financial position or operations could be adversely impacted in the future. Moreover, the prevalent use of mobile devices that access confidential information, widespread use of cloud-based applications with remote data centers, and ability to work remotely all increase the risk of security breaches and incidents. These risks may be heightened due to the increasing number of our and our vendors’ and contractors’ personnel working remotely. Further geopolitical events such as wars and conflicts may increase the cybersecurity threats we and the third parties we work with face. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. While we have implemented security measures, our computer systems and the external systems and services used by our third-party contract manufacturers and CROs and their vendors and contractors remain potentially vulnerable to these events and there can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related incidents, and we cannot be sure that such coverage will continue to be available on acceptable terms or at all. In addition, regulators are considering new cybersecurity laws and regulations. These proposed laws and regulations may impact the manner in which we operate and require us to incur increasing costs.

Any of the foregoing security risks could have a material adverse effect on our business, results of operations, or financial condition.

We may fail to manage our growth successfully which may adversely impact our operating results.

Our failure to manage our growth successfully may adversely impact our operating results. Managing our growth will require us to continue to build our operational, financial and management controls, contracting relationships, marketing and business development plans and controls and reporting systems and procedures. Our ability to manage our growth will also depend in large part upon a number of factors, including the ability for us to rapidly:

•	expand our internal and operational and financial controls significantly so that we can maintain control over operations;

•	attract and retain qualified technical personnel in order to continue to develop our product candidates; and

•	build commercial infrastructure following any approval of product candidates.

An inability to achieve any of these objectives could harm our business, financial condition and results of operations.

Guidelines and recommendations published by various organizations can reduce the use of products that we may commercialize.

Government agencies promulgate regulations and guidelines directly applicable to us and to our product candidates and any future products. In addition, professional societies, such as the American Gastroenterological Association, the Joint Task Force for Allergy-Immunology Practice Parameters, the American College of Rheumatology, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the healthcare and patient communities with respect to specific products. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines that do not recognize our future products, suggest limitations or inadequacies of our future products, or suggest the use of competitive or alternative products as the standard of care to be followed by patients and healthcare providers, could result in decreased use or adoption of our future products.

We use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our product manufacturing, research and development, and testing activities involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risks of accidental contamination or the accidental discharge of these materials, or any resulting injury from such an event. We may be subjected to litigation for any injury that results from our use or the use by third parties of these materials, and our liability may exceed our insurance coverage and our total assets. Our use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters, are governed by federal, state, provincial and local legislation. We are also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices. Our operations may require that environmental permits and approvals be issued by applicable government agencies, which can be costly and time-consuming to attain. These regulations and legislation can change, or new ones come into place, due to future legislative or administrative actions. These events could cause us to incur additional expense or restrict our operations. Compliance with environmental laws and regulations, current or future, may be expensive and prohibitive for our research, development, or production efforts. Failure to comply could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures to achieve and maintain compliance.

If product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104, if approved for any indication, and any other future products.

We face a potential risk of product liability as a result of distribution of our product candidates for testing and commercialization of EP-104 for any indication and other pipeline products, if approved. For example, we may face claims if use of EP-104 allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in product quality, a failure to warn of dangers inherent in the product candidate or product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of the product subject to such claims. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any current and future approved product candidates;

•	injury to our reputation;

•	costs to defend any related litigation;

•	diversion of management’s time and our resources;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	inability to commercialize EP-104 for any indication and other products, if approved;

•	decline in our stock price; and

•	exposure to adverse publicity.

Although we currently have product liability insurance in place, we do not know whether the limits of the insurance will be sufficient to satisfy any claims should they arise. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from or beyond the limits of, our insurance coverage. If we cannot successfully defend ourselves against a product liability claim, we may incur substantial liabilities.

Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business.

We are exposed to the risk that employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in fraudulent or other illegal activity, fraud or other misconduct. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (i) the law and regulations of the FDA and non-US regulators, including those laws that require the reporting of true, complete and accurate information to the FDA and non-US regulators, (ii) healthcare fraud and abuse laws and regulations in the United States and elsewhere, and (iii) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct in violation of these laws may also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by our executives, employees, consultants and other third parties, and any precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending itself or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in national healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate the business and our results of operations.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our directors and executive officers may be affiliated with other biotech companies and may have conflicts of interest.

Certain of our directors and executive officers may, from time to time, be employed by or affiliated with organizations which have entered into agreements or will enter into agreements with us. As disputes may arise between these organizations and us, or certain of these organizations may undertake or have undertaken research with our competitors, there exists the possibility for such persons to be in a position of conflict. We cannot assure you that any decision or recommendation made by these persons involving us will be made in accordance with his or her duties and obligations to deal fairly and in good faith with us and such other organizations.

Our business may be affected by macroeconomic conditions.

Various macroeconomic factors could adversely affect our business and our results of operations and financial condition, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions and uncertainties, including those resulting from political instability and the current and future conditions in the global financial markets. For instance, if inflation or other factors were to significantly increase our business costs, it may not be feasible to pass through price increases to patients. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the value of our investments and our ability to liquidate our investments in order to fund our operations, if necessary.

Interest rates and the ability to access credit markets could also adversely affect the ability of payors and distributors to purchase, pay for and effectively distribute our products if and when approved. Similarly, these macroeconomic factors could affect the ability of our current or potential future contract manufacturers, sole-source or single-source suppliers, or licensees to remain in business or otherwise manufacture or supply our product candidates. Failure by any of them to remain in business could affect our ability to manufacture product candidates.

Our business may be affected by global geopolitical risks.

In addition to the risks specific to the countries in which we operate, global events such as war and occupation, terrorism and related geopolitical risks may lead to increased market volatility and may have adverse short-term and long-term effects on world economies and markets generally. For example, in late February 2022, Russian military forces launched significant military action against Ukraine, and conflict and disruption in the region is ongoing. This conflict has the potential to affect our clinical trial operations in Poland, Czech Republic and Denmark. The impact to Ukraine, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the United States and other countries and organizations against officials, individuals, regions, and industries in Russia, Ukraine and Belarus, and each country’s potential response to such sanctions, tensions, and military actions could have an adverse effect on our operations. These countries may impose further sanctions or other restrictive actions against governmental or other individuals or organizations in Russia or elsewhere. There is increased uncertainty with respect to the ongoing conflict in Ukraine and Ukraine’s current relationship with the United States. The effects of disruptive events could affect the global economy and financial and commodities markets in ways that cannot necessarily be foreseen at the present time. These events could also exacerbate other pre-existing political, social and economic risks, including those described elsewhere in this AIF.

We may be responsible for corruption and anti-bribery law violations.

Our business activities are subject to the to the United States Foreign Corrupt Practices Act (the “FCPA”) and other anti-bribery and anti-corruption laws of the United States and other countries in which we operate, as well as U.S. and certain foreign export controls and trade sanctions which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In February 2025, President Trump issued an executive order directing the U.S. Department of Justice (“DOJ”) to pause enforcement of the FCPA and to issue new enforcement guidelines that take into consideration U.S. national security and the competitiveness of U.S. companies abroad. New guidelines were issued by DOJ in June 2025 with enforcement efforts increasingly focused on matters involving significant criminal conduct that impacts U.S. national security and economic interests. It is unclear how this presidential directive may affect the pharmaceutical industry as a whole or our business in particular.

We are subject to foreign exchange risks.

As we grow and do business in foreign markets, including the United States and Europe, it is quite possible that transactions will take place in foreign currencies. At this point we do not participate in hedging activities. Although we cannot predict the effect of possible foreign exchange losses in the future, if such losses occurred, they could have a material adverse effect on our business, results of operation, and financial condition. In addition, fluctuations in exchange rates could affect the pricing of our products and negatively influence customer demand.

We are subject to taxation risks and changing rules by different tax authorities.

Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by us, the result of which could have a material adverse effect on our financial condition and results of operations.

We are subject to a number of risks and hazards and may not be sufficiently insured for all of them.

Our business is subject to a number of general risks and hazards, including general liability. Such occurrences could result in damage to property, inventory or facilities, personal injury or death to end-customers or operators, damage to our properties or the properties of others, monetary losses and possible legal liability. Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance may not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. We might also become subject to liability which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We devote significant resources to regulatory compliance as a public entity.

As a public company, we incur significant legal, accounting and other expenses. Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in recent years. We anticipate that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 - Audit Committees and National Instrument 58-101 - Disclosure of Corporate Governance Practices.

Our management and other personnel devote a substantial amount of time to regulatory compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance.

Our testing, or any subsequent testing by our independent auditor, has in the past and may in the future reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. We will incur substantial accounting expense and expend significant management efforts to comply with internal control over financial reporting requirements. We currently do not have an internal audit group, and we anticipate hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with these requirements in a timely manner or if we or our independent auditor identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of the Common Shares could decline, and we could be subject to sanctions or investigations by applicable securities regulatory authorities, which would require additional financial and management resources.

Changes in accounting standards from IFRS to U.S. GAAP can be difficult to predict and could adversely impact how we record and report our financial condition and results of operations.

We have historically reported our financial condition and results of operation under IFRS. Beginning with our financial statements as of and for the years ended December 31, 2023, and 2022, we began reporting our financial condition and results of operations under United States generally accepted accounting principles (“U.S. GAAP”), which is periodically revised by the Financial Accounting Standards Board (“FASB”). Accordingly, from time to time we will be required to adopt new or revised accounting standards or interpretations issued by the FASB. The estimated impact of accounting pronouncements that have been issued but not yet implemented will be disclosed in our reports filed with the United States Securities and Exchange Commission (the “SEC”) and SEDAR+.

Our consolidated financial statements prior to the financial statements as of and for the years ended December 31, 2023, and 2022, have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. There are, and may continue to be, certain significant differences between IFRS and U.S. GAAP, including but not limited to potentially significant differences related to the accounting and disclosure requirements relating to insurance contracts, investments, other nonfinancial assets and taxation. As a result, our financial information and reported earnings for historical or future periods could be significantly different, and you may not be able to meaningfully compare our historical financial statements under IFRS with those that we prepare under U.S. GAAP.

In the past, we have had to restate our previously issued consolidated financial statements and as part of that process identified a material weakness in our disclosure controls and procedures and internal control over financial reporting as of December 31, 2022. If we are unable to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations.

Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, and in conjunction with the reaudit of our consolidated financial statements by our new auditor, KPMG LLP, we determined that there were a number of areas where our historical consolidated financial statements for the periods ending September 30, 2022, December 31, 2022 and December 31, 2021 required adjustment largely related to the accounting treatment of select financial instruments (notably convertible debt instruments and warrant valuations) and their classification as liabilities versus shareholders equity. As a result of these restatements, our management re-evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2022. Management concluded that our disclosure controls and procedures were not effective as of December 31, 2022, and that our internal control over financial reporting was not effective as of December 31, 2022, due to a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in disclosure controls and procedures and internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Effective disclosure controls and procedures and internal control over financial reporting is necessary for us to provide reliable financial reporting and prevent fraud. Specifically, there was insufficient review of the classification of liabilities and equity under IAS 32 and the valuation of instruments in accordance with IFRS 13. Although we have remediated this material weakness, we may identify additional material weaknesses in the future.

As a Nasdaq-listed reporting issuer in the United States, we are required to comply with the requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the listing standards of Nasdaq, including, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.

We are also continuing to improve our internal control over financial reporting. Pursuant to the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report on Form 40-F after becoming subject to the reporting requirements of the Exchange Act, we are required to make a formal assessment of the effectiveness of our internal control over financial reporting. To achieve compliance with this requirement within the prescribed time period, we are engaged in a process to document and evaluate our internal control over financial reporting under such rules, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, has in the past and may in the future reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could adversely impact our ability to report our financial condition and results of operations on a timely and accurate basis and could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our Common Shares. In addition, we could be subject to sanctions or investigations by Nasdaq, the SEC and other regulatory authorities. We also face potential for litigation or other disputes which may include, among others, claims invoking the securities laws, contractual claims or other claims arising from the restatement and the material weakness in our disclosure controls and procedures and internal control over financial reporting and the preparation of our financial statements. As of the date of this AIF, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent and other intellectual property protection for our product candidates, proprietary technologies, and their uses as well as our ability to operate without infringing upon the proprietary rights of others.

We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies, and their uses that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending applications from third parties.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications or the patent applications of our future licensors will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our and our future licensors’ proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

We cannot be certain that the claims in our U.S. pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, or those of our future licensors, will be considered patentable by the United States Patent and Trademark Office (the “USPTO”), courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our future issued patents will not be found invalid or unenforceable if challenged.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

our competitors, many of whom may have substantially greater resources than we do and many of whom may have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use and sell our potential product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is also expensive and time-consuming, and we and any future licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we or any future licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our future licensors may not result in patents being issued which protect our product candidates or which effectively prevent others from commercializing competitive product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents or the patents of our future licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patents of our current or future licensors may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, re-examination, post-grant review (“PGR”) and inter partes review (“IPR”), or other similar proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, our patents or the patents of our current or future licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications and those of our current or future licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technologies or product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our current or future licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to develop products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license;

•	we or future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;

•	we or our current or future licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that the pending patent applications we own or license will not lead to issued patents;

•	issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, results of operations and prospects.

Our patent rights may prove to be an inadequate barrier to competition.

The lifespan of any one patent is limited, and each of these patents will ultimately expire and we cannot be sure that pending applications will be granted, or that we will discover new inventions which we can successfully patent. Moreover, any of our granted patents may be held invalid by a court of competent jurisdiction, and any of these patents may also be construed narrowly by a court of competent jurisdiction in such a way that it is held to not directly cover our product candidates. Furthermore, even if our patents are held to be valid and broadly interpreted, third parties may find legitimate ways to compete with our product candidates by inventing around our patent. Finally, the process of obtaining new patents is lengthy and expensive, as is the process for enforcing patent rights against an alleged infringer. Any such litigation could take years, cost large sums of money, and pose a significant distraction to management. Indeed, certain jurisdictions outside of the U.S. and European Union, where we hope to commercialize our product candidates have a history of inconsistent, relatively lax or ineffective enforcement of patent rights. In such jurisdictions, even a valid patent may have limited value. Our failure to effectively enforce our patents would have a harmful impact on our ability to commercialize our product candidates in these jurisdictions.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, re-examinations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases, and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;

•	divert the time and attention of our technical personnel and management;

•	cause development delays;

•	prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

•	subject us to significant liability to third parties; or

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require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against us as of the date of this AIF, others may hold proprietary rights that could prevent our product candidates from being marketed. It is possible that a third party may assert a claim of patent infringement directed at any of our product candidates. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our product candidates, treatment indications, or processes could subject us to significant liability for damages, including treble damages if we were determined to willfully infringe, and require us to obtain a license to manufacture or market our product candidates. We could be forced, including by court order, to cease commercializing the infringing technology or product. A finding of infringement could prevent us from commercializing our planned products or force us to cease some of our business operations, which could materially harm our business. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product candidates, treatment indications, or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our product candidates, which could harm our business, financial condition and operating results. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they may have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Because our development programs may in the future require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use these third-party proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that are commercially reasonable or would allow us to make an appropriate return on our investment, or at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology in order to establish or maintain our competitive position in the market. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

Competitors may infringe our intellectual property rights. To prevent infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent or the patent of our future licensors is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of sufficient written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Our patent rights may be subject to priority, validity, inventorship, ownership and enforceability disputes. Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and/or unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our future licensors, and the patent examiners are unaware during prosecution. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications or the patents and patent applications of our future licensors, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology or platform, or any product candidates that we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our current or future licensors is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our Common Shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing product candidates, approved products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our future licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our development programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product candidates to market.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are or will be complete or thorough, nor can we be certain that we have identified or will identify each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and product candidates in any jurisdiction. Patent applications in the United States and elsewhere are not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates could have been filed by others without our knowledge. The scope of a patent claim is determined by the interpretation of the law, the words of a patent claim, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and we may incorrectly conclude that a third-party patent is invalid and unenforceable or not infringed. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products and product candidates. If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates or services so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application would be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors are the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also included several significant changes that affect the way patent applications are prosecuted and also affect patent litigation. These include allowing third party protests and submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our owned and in-licensed patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

The U.S. law relating the patentability of certain inventions in the life sciences is uncertain and rapidly changing, which may adversely impact our existing patents or our ability to obtain patents in the future. The U.S. Supreme Court and federal courts have ruled on several patent cases in recent years that impact the scope of patentability of certain inventions or discoveries related to the life, including both narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. The trend of these decisions along with resulting changes in patentability requirements being implemented by the USPTO could make it increasingly difficult for us to obtain and maintain patents on our products, and could jeopardize or otherwise reduce patent term, reduce the scope of, or invalidate or render unenforceable our patent rights. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

Depending on future actions and/or decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and the patents we might obtain or license in the future.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. As an example, beginning June 1, 2023, European patent applications and patents may be subjected to the jurisdiction of the Unified Patent Court (the “UPC”). Also, European patent applications will have the option, upon grant of a patent, of becoming a Unitary Patent, which will be subject to the jurisdiction of the UPC. The UPC and Unitary Patent are significant changes in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation in the UPC.

In 2012, the European Union Patent Package (the “EU Patent Package”) regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European UPC for litigation involving European patents. The EU Patent Package was implemented on June 1, 2023. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and product candidates due to increased competition and, resultantly, on our business, financial condition, prospects and results of operations.

We may be subject to claims challenging the inventorship or ownership of our patents, the patents we license, and other intellectual property.

We may also be subject to claims that former employees or other third parties have an ownership interest in our patents, the patents we license or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. If we do not have sufficient patent life to protect our products, our business, financial condition, results of operations, and prospects will be adversely affected.

We may not be able to protect or enforce our intellectual property rights throughout the world.

Although we have pending patent applications and patents in the United States, Canada and other countries, filing, prosecuting and defending patents and trademarks on all of our planned products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents, the patents of our future licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or our future licensors’ patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our future licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our future licensors at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. In addition, geo-political actions in the United States and in foreign countries (such as the Russia and Ukraine conflict) could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any future licensors and the maintenance, enforcement or defense of our issued patents which could impair our competitive intellectual property position.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary submission, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications and those of our future licensors. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position.

In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in the market.

Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions assignment agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position would be harmed. If we are unable to prevent disclosure of the intellectual property related to our technologies to third parties, we may not be able to establish or maintain a competitive advantage in our market, which would harm our ability to protect our rights and have a material adverse effect on our business. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets.

We have entered into and may enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, and other third parties. We may become subject to litigation where a third party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they may have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, operating results, financial condition and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals and engage the service of consultants, who were previously employed at, may have previously provided, or may be currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these individuals, including members of our senior management, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although we use reasonable efforts to ensure that our employees, independent contractors, and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such former employers, clients, or third parties. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our business to the infringement claims discussed above.

Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, consultants, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor, co-inventor or owner of trade secrets. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates and other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or the right to use intellectual property that is important to our product candidates and other proprietary technologies we may develop. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of any future licenses granted to us by others.

We may enter into license agreements in the future with others to advance our existing or future research or allow commercialization of our existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our future licensors fail to prosecute, maintain, enforce, and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our future product candidates that are subject of such licensed rights could be adversely affected.

Our future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our future licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

It is possible that we may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business.

Disputes may arise between us and our future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patents and other rights to third parties;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

The patent protection and patent prosecution for some of our product candidates may be dependent on third parties.

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents and patent applications relating to our product candidates are controlled by our future licensors or collaboration partners. If any of our future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our future licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Risks Relating to Marketing, Reimbursement, Healthcare Regulations and Ongoing Regulatory Compliance

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies, if approved, profitably.

The success of our product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors, including government agencies. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Coverage may be more limited than the purposes for which a therapeutic is approved by the FDA or comparable regulatory authorities in other jurisdictions.

In the United States and some other jurisdictions, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare, and private payors often follow CMS’ coverage decisions. Other jurisdictions have agencies, such as the National Institute for Health and Care Excellence in the UK and Canada’s Drug Agency in Canada, that evaluate the use and cost-effectiveness of therapies, which impact the utilization and price of the medicine in such jurisdiction.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to maintain pricing sufficient to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

We intend to seek approval to market our product candidates in different jurisdictions, which could include the United States, Canada and other selected foreign jurisdictions. If we obtain approval in any of these jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. Market acceptance and sales of will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates, if approved. In the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, restrict or regulate post-approval activities and affect our ability to profitably sell or commercialize any product candidate for which we, or our collaborators, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any product candidate for which we receive marketing approval. If reimbursement is unavailable or limited in scope, our business could be materially harmed.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States, Canada, and elsewhere play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services and certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business or financial arrangements.

The applicable U.S. federal, state and other healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of renumeration is to induce referrals, the federal Anti-Kickback Statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act (“FCA”). The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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the federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs; knowingly making, using, or causing to be made or used, a false record or statement material to a false, fictitious or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by HITECH, and their respective implementing regulations, which impose, among other things, certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective “business associates,” those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and their covered subcontractors, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there are additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal Physician Payments Sunshine Act, created under the ACA, as amended by the Health Care and Education Reconciliation Act of 2010, and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, chiropractors, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives), certain non-physician providers such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians and their immediate family members;

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federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous U.S. state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers and may be broader in scope than their federal equivalents; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources, including the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information, some of which may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which became effective in May 2018) in certain circumstances, and may differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of the aforementioned laws are uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming, costly, and can divert a company’s attention from the business.

It is possible that governmental and enforcement authorities will conclude that our business practices, including our arrangements with physicians and other healthcare providers, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. In addition, the approval and commercialization of any product candidate in other countries will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. All of these could harm our ability to operate our business and our financial results.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations or similar foreign regulations, provide accurate information to the FDA or other regulatory authorities, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, debarment such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system, including implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs.

In the United States, The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, (the Affordable Care Act), substantially regulates the way healthcare is financed by both governmental and private insurers in the United States. The Affordable Care Act was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. There have been significant ongoing judicial, administrative, executive and legislative efforts to modify or eliminate the Affordable Care Act.

Changes to and under the Affordable Care Act remain possible but it is unknown what form any such changes or any law proposed to replace or revise the Affordable Care Act would take, and how or whether it may affect our business in the future. We expect that changes to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry. We also expect that the Affordable Care Act, as well as other healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our product candidates, if approved. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payers.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap manufacturers pay to state Medicaid programs, elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Centers for Medicare & Medicaid Services (“CMS”) may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022, or IRA, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Various industry stakeholders, including certain pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The impact of these judicial challenges, legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

In May 2025, President Trump issued an executive order implementing the concept of most-favored nation pricing. Under this order, the Department of Health and Human Services, in coordination with other federal agencies, is directed to take actions to ensure that the price of prescription drugs paid by federal health insurers, including Medicare and Medicaid, is in line with the prices paid in comparably developed nations .

As an alternative to the Affordable Care Act, President Trump recently announced the Great Healthcare Plan. As presented, the plan is intended to lower drug prices by increasing competition and benchmarking U.S. drug prices to other countries, reduce insurance premiums by redirecting subsidies from insurers to individuals, increase accountability and transparency from insurers, and promote consumer choice by giving individuals more direct control over how healthcare dollars are spent. Legislative and regulatory action will be required to fully implement the plan. It is unclear how these proposed changes will impact our business and the pharmaceutical industry in general .

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional federal, state and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

Risks Relating to our Securities

The market price of the Common Shares may be volatile.

The market price of the Common Shares may fluctuate due to a variety of factors relative to our business, including the following:

•

announcements by us or our competitors of new products, product candidates or new uses for existing products, significant contracts, commercial relationships or capital commitments and the timing of these introductions or announcements;

•	actions by any of our collaborators regarding our product candidates they are developing, including announcements regarding clinical or regulatory decisions or developments of our collaboration;

•	unanticipated serious safety concerns related to the use of any of our products and product candidates;

•

negative or inconclusive results from clinical trials of our product candidates, leading to a decision or requirement to conduct additional pre-clinical testing or clinical trials or resulting in a decision to terminate the continued development of a product candidate;

•	delays of clinical trials of our product candidates;

•	failure to obtain or delays in obtaining or maintaining product approvals or clearances from regulatory authorities;

•	adverse regulatory or reimbursement announcements;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, licenses, joint ventures or capital commitments;

•	the results of our efforts to discover or develop additional product candidates;

•	our dependence on third parties, including our collaborators, CROs, clinical trial sponsors and clinical investigators;

•	regulatory or legal developments in Canada, the U.S. or other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual or anticipated quarterly variations in our financial results or those of our competitors;

•	sales of Common Shares by us, our insiders or our shareholders in the future, as well as the overall trading volume of the Common Shares;

•	changes in the structure of healthcare payment systems;

•	commencement of, or our involvement in, litigation;

•	general economic, industry and market conditions;

•

market conditions in the pharmaceutical and biotechnology sectors and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	the other factors described in this “Risk Factors” section.

The effect of these and other factors on the market price of the Common Shares on the TSX, the Nasdaq, or any other exchange that we list securities on in the future, cannot be predicted. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Investors may lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment in the Company. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

We have no history of dividends.

To date, we have not paid any dividends on the outstanding Common Shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on our shares will be made at the discretion of the board of directors of the Company (the “Board”) and will depend on the Company’s earnings, financial requirements and other conditions existing at such time, including potential restrictions on paying dividends pursuant to any effective credit agreements.

Our existing executive officers and directors own a significant percentage of Common Shares and may have a significant impact over matters submitted to our shareholders for approval.

Our executive officers and directors own approximately 12.23% of the issued Common Shares as of December 31, 2025. As a result, these shareholders, if they acted together, could significantly impact all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This may also prevent or discourage unsolicited acquisition proposals or offers for the Common Shares that other shareholders may feel are in their best interest.

Future sales of Common Shares by our existing shareholders could cause our share price to decline.

Subject to compliance with applicable securities laws, our officers, directors and significant shareholders may sell some or all of their Common Shares in the future. No prediction can be made as to the effect, if any, such future sales of Common Shares will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common Shares by our officers, directors and significant shareholders or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares.

We will need to raise additional financing in the future which may dilute our share capital.

Our notice of articles and articles (the “Articles”) permit the issuance of an unlimited number of Common Shares. Future issuance of Common Shares will result in dilution to the existing shareholders. Additionally, future sales of the Common Shares into the public market may lower the market price that may result in losses to our shareholders. We may, from time to time, issue stock options to purchase additional Common Shares in accordance with the policies of the TSX and the Nasdaq. Most of these Common Shares, including the Common Shares to be issued upon exercise of options, are freely tradable or will be freely tradeable after a four-month restriction period. Sales of substantial amounts of the Common Shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of Common Shares.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline.

The trading market for Common Shares will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our Common Shares, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Common Shares price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our Common Shares to decline.

The outstanding Series 1 Preferred Shares, and any future issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Shares, which could depress the price of our Common Shares.

The Board has the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. The Company currently has 8,905,638 Series 1 Preferred Shares issued and outstanding, and may issue additional preferred shares in the future. Our preferred shares may be issued with liquidation, dividend and other rights superior to the rights of our Common Shares. The potential issuance of preferred shares may delay or prevent a change in control, discourage bids for our Common Shares at a premium over the market price and adversely affect the market price and other rights of the holders of our Common Shares.

Our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval.

Our Articles permit us to issue an unlimited number of Common Shares. We anticipate that we will, from time to time, issue additional Common Shares in the future. Subject to the requirements of the TSX and the Nasdaq, we will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. We are authorized to issue an unlimited number of Common Shares. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may be required to relinquish valuable rights to our future revenue streams, product candidates, research programs, intellectual property or proprietary technology, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we might otherwise prefer to develop and market ourselves, or on less favorable terms than we would otherwise choose.

In addition, we have outstanding stock options representing a right to receive Common Shares upon vesting and the exercise of the stock options, outstanding warrants that are exercisable for Common Shares, and Series 1 Preferred Shares that are convertible into Common Shares. Pursuant to the terms of our amended and restated stock option plan (the “Amended Plan”), the number of Common Shares we may grant under such plan will automatically increase upon the closing of an offering of Common Shares such that the aggregate number of Common Shares that may be reserved for issuance under the Amended Plan equals 18.5% of our outstanding Common Shares. Furthermore, Eupraxia Pharma, our subsidiary, has non-voting Class B Shares outstanding that are exchangeable into Common Shares at any time at the election of the holder. The exercise of stock options and warrants, the conversion of Series 1 Preferred Shares into Common Shares, and the exchange of such Class B Shares and the subsequent resale of such Common Shares in the public market, could adversely affect the prevailing market price of the Common Shares and our ability to raise equity capital in the future at a time and price which we deem appropriate. We may also enter into commitments in the future which would require the issuance of additional Common Shares and we are expected to grant additional stock options. Any Common Shares issuances from our treasury will result in immediate dilution to existing shareholders’ percentage interest in us.

We have warrants, Series 1 Preferred Shares convertible into Common Shares and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders.

We have outstanding warrants that are exercisable for Common Shares and outstanding Series 1 Preferred Shares that are convertible into Common Shares. Furthermore, Eupraxia Pharma our subsidiary, has non-voting Class B Shares outstanding that are exchangeable into Common Shares. The exercise of such warrants, conversion of such Series 1 Preferred Shares, and exchange of such Class B Shares and the subsequent resale of such Common Shares, issuable thereunder in each case, in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate. We may also enter into commitments in the future which would require the issuance of additional Common Shares and we may grant additional share purchase warrants or stock options. Any share issuances from our treasury will result in immediate dilution to existing shareholders’ percentage interest in us.

Our Common Shares may have limited liquidity.

Our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that we will continue to meet the listing requirements of the TSX, maintain a listing on Nasdaq, or achieve or maintain a listing on any other securities exchange.

We cannot assure you that an active market will develop for our Common Shares on the Nasdaq.

Our Common Shares were approved for listing on the Nasdaq on April 5, 2024, under the symbol “ERPX”. Prior to this listing, there had been no prior public trading market for the Common Shares on the Nasdaq. We cannot assure you that our listing of the Common Shares on Nasdaq will be maintained, or that an active trading market for the Common Shares will develop on Nasdaq or elsewhere or, if developed, that any market will be sustained.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer files with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act and, as a Canadian foreign private issuer, our insiders are not required to comply with the insider reporting requirements of Section 16 under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

U.S. holders of our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in which case U.S. holders would be subject to a special, generally adverse tax regime. Generally, for any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the value of our assets (as determined under applicable U.S. Treasury Regulations, which may be determined in part by the market value of our shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. We will be treated as owning the proportionate share of the assets and earning the proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). We have not completed a formal assessment of our status as a PFIC for 2025; however, based on our gross income and gross assets, we believe that we will be deemed a PFIC for the taxable year ending December 31, 2025, and may be a PFIC for subsequent taxable years and may be a PFIC for subsequent taxable years. Our status as a PFIC is a fact-intensive determination, and we cannot provide any assurance regarding our PFIC status for the current taxable year or future taxable years.

If we are a PFIC for any year, U.S. holders of our shares may suffer adverse tax consequences. If we are a PFIC in any year with respect to which a U.S. holder owns our shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our shares, whether or not we remain a PFIC unless such U.S. holder makes a qualified electing fund or mark-to-market election. Gains realized by non-corporate U.S. holders on the sale of our shares would be taxed as ordinary income, rather than as capital gain, and the preferential tax rate applicable to dividends received on our shares would be lost. Interest charges would also be added to taxes on gains and dividends realized by all U.S. holders. U.S. holders should consult their own tax advisors with respect to their particular circumstances. In order to make either a qualified electing fund or mark-to-market election certain requirements must be met. We cannot provide any assurances that these requirements will be met in order for U.S. holders to be able to make a qualified electing fund or mark-to-market election. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our shares.

The PFIC rules, including the rules governing any elections that may potentially be made by a U.S. Holder, are extremely complex. Each U.S. holder should consult its own tax advisor regarding our potential PFIC status and how the PFIC rules (including elections that may be available thereunder) would affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

If a U.S. holder is treated as owning at least 10% of our common shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our common shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Generally, a non-U.S. corporation is deemed as a controlled foreign corporation if more than 50% of its stock (by voting power or value) is owned (directly, indirectly or constructively) by United States shareholders. We will generally be classified as a controlled foreign corporation if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by United States shareholders. In addition, since our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. If we or any of our non-U.S. subsidiaries are treated as controlled foreign corporations, a United States shareholder would be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the controlled foreign corporation, regardless of whether we make any distributions, and generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder of a U.S. corporation. In addition, failure to comply with certain reporting obligations may subject a United States shareholder to monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.

DIVIDENDS

The Company has not, since its inception, declared or paid any dividends on its Common Shares. The declaration of dividends on our Common Shares is within the discretion of the Board and will depend on the assessment of, among other factors, capital requirements, earnings, and the operating and financial condition of the Company. At the present time, the Company’s anticipated capital requirements are such that the Company follows a policy of retaining all available funds and any future earnings in order to finance the Company’s technology advancement, business development and corporate growth. The Company does not intend to declare or pay cash dividends on its Common Shares within the foreseeable future.

CAPITAL STRUCTURE

The following description of our share capital summarizes certain provisions contained in our Articles and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles and by-laws.

The authorized share capital of the Company consists of (i) an unlimited number of Common Shares without par value and (ii) an unlimited number of preferred shares in the capital of the Company without par value, issuable in series. As of the date of this AIF, the Company had 61,503,180 Common Shares and 8,355,638 Series 1 Preferred Shares issued and outstanding. The maximum number of additional Common Shares issuable, should all convertible rights be exercised are as follows:

Common Shares Issuable:	As of the date of AIF

Options(1)	7,442,605

Restricted Share Units(2)	1,209.600

2013 Warrants(3)	380,921

Founders Warrants(4)	215,000

Underlying Founders Warrants(5)	215,000

Class B Shares(6)	562,500

Warrants – Listed EPRX.WT.A(7)	3,404,071

Compensation Warrants(8)	50,054

Nordic Warrants(9)	39,228

Pre-funded Warrants(10)	1,428,571

Convertible Preferred Shares(11)	8,355,638

Total Common Shares Issuable	23,303,188

Notes:

(1)

Represents 5,561,655 options outstanding under the Company’s stock option plan, each having an exercise price between CDN$1.90 and CDN$8.00 and expiry dates ranging from November 2, 2025 to May 13, 2035 in addition to 1,880,950 options outstanding under the Company’s Omnibus Incentive Plan (“OIP”), each having an exercise price of CDN$8.63 and expiry date of December 15, 2035.

(2)	Represents 1,209,600 Restricted Share Units outstanding under the Company’s OIP each having a settlement price of CDN$8.63 and expiry date of December 15, 2035.
(3)

Represents common share purchase warrants to acquire up to 380,921 Common Shares at an exercise price of CDN$0.7572 per share, with each such common share purchase warrant expiring 120 days after the warrant holder or the holder’s spouse ceases to be a director, officer or consultant of the Company.

(4)

Represents common share purchase warrants to acquire 315,500 units, with each unit consisting of one Common Share and one underlying common share purchase warrant (an “Underlying Founder Warrant”) at an exercise price of CDN$0.4984 per unit, expiring 120 days after the warrant holder ceases to be a director, officer or consultant of the Company.

(5)

Represents Underlying Founder Warrants to acquire up to 315,500 Common Shares, at an exercise price of CDN$0.75 per share, expiring two years from the date of exercise of the Underlying Founder Warrant.

(6)

Represents 562,500 Common Shares that are issuable upon conversion of the 225 Class B Shares of Eupraxia Pharma Inc., the Company’s subsidiary, held by Amanda Malone, the Chief Scientific Officer of the Company. Each Class B Share is exchangeable into Common Shares based on an exchange rate of 2,500 Common Shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 Common Shares. The Class B Shares are exchangeable by Ms. Malone at her election, provided that the Company may force the exchange of the Class B Shares into Common Shares at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into Common Shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay Ms. Malone cash in lieu of issuing Common Shares, with such cash amount to be determined based on the then current market price of the Common Shares.

(7)

Each common share purchase warrant entitles the holder thereof to acquire one Common Share at an exercise price of CDN$3.00 per Common Share for a period of 48 months following the closing date of the Company’s 2022 public offering (the “2022 Offering”), being April 20, 2022. Of the 7,331,550 warrants issued, 3,927,479 warrants have been exercised as of the date hereof.

(8)

500,538 common share purchase warrants were issued to the agents of the 2022 Offering and represents 7% of the units issued in the 2022 Offering including the over-allotment option (the “Compensation Warrants”). Each Compensation Warrant shall entitle the agents to acquire a Common Share at the price of CDN$2.05 for a period of 48 months following completion of the 2022 Offering, being April 20, 2022. Of the 500,538 Compensation Warrants issued, 450,484 Compensation Warrants have been exercised as of the date hereof.

(10)

Each Nordic Warrant is exercisable into one Common Share at an exercise price of CDN$11.20 per share at any time prior to 5:00 p.m. (Eastern time) on April 29, 2026, subject to adjustment in certain events. The Nordic Warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than CDN$22.40 for five consecutive trading days.

(11)

Each pre-funded warrant entitles the holder thereof to acquire one Common Share at a price of $6.99999 per Pre-Funded Warrant, which equals the public offering price per Common Share less the $0.000001 per share exercise price of each Pre-Funded Warrant following the closing date of the 2026 Offering being February 20, 2026.

(12)

Represents 8,855,638 Common Shares that are issuable on a one-to-one basis for no additional consideration upon conversion of the 8,855,638 Preferred Shares. Of the original 8,905,638 preferred shares issued on October 31, 2024, 50,000 have been converted to common shares as of the date hereof.

Common Shares

Each Common Share entitles the holder thereof to one vote at any meeting of our shareholders. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board. After the holders of preferred shares have first received from the property and assets of the Company the amount they are entitled to, the holders of Common Shares have the right to receive the Company’s remaining property and assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

We may issue preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our Board, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up. The preferred shares are entitled to priority over the Common Shares with respect to the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company’s affairs, whether voluntary or involuntary. The preferred shares are only entitled to voting rights and dividends as provided in the special rights and restrictions attached to any particular series.

Series 1 Preferred Shares

The Series 1 Preferred Shares are convertible into Common Shares without additional consideration on a one-to-one basis, subject to customary anti-dilution protection for share splits, reorganizations and other customary conditions.

The Series 1 Preferred Shares are not initially entitled to any dividends. Following the third anniversary of closing of the Private Placement, and subject to shareholder approval, any unconverted Series 1 Preferred Shares will be entitled to a quarterly dividend equal to 1.5% (6% annually) of the original issue price, payable in additional Series 1 Preferred Shares (the “PIK Preferred Shares”). If shareholder approval for the PIK Preferred Shares is not obtained by the third anniversary of closing, the quarterly dividends will be paid in cash at a rate of 2% (8% annually). No dividends will be payable on Common Shares while any Series 1 Preferred Shares remain issued and outstanding.

The holders of Series 1 Preferred Shares are entitled to nominate one representative to the board of directors of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and Nasdaq under the symbol “EPRX” and the Warrants are listed and posted for trading on the TSX under the symbols “EPRX.WT” and “EPRX.WT.A”.

The following table sets forth the reported high and low prices and the aggregate monthly volume of trading of the Common Shares on the TSX for the year ended December 31, 2025. All amounts in the table are expressed in Canadian dollars:

	High	Low	Volume
January 2025	$4.70	$4.13	269,749
February 2025	$6.49	$4.25	1,081,463
March 2025	$6.21	$4.59	707,715
April 2025	$5.70	$3.96	741,744
May 2025	$6.10	$5.01	771,827
June 2025	$8.13	$5.20	767,889
July 2025	$7.85	$6.41	596,377
August 2025	$7.60	$6.94	515,543
September 2025	$9.75	$7.15	1,189,555
October 2025	$8.76	$7.45	979,191
November 2025	$9.88	$7.35	1,561,299
December 2025	$10.75	$8.06	1,727,078

The following table sets forth the reported high and low prices and the aggregate monthly volume of trading of the Common Shares on the Nasdaq for the year ended December 31, 2025. All amounts in the table are expressed in US dollars:

	High	Low	Volume
January 2025	$4.15	$3.79	47,700
February 2025	$5.58	$4.32	48,080
March 2025	$4.62	$2.93	51,925
April 2025	$3.50	$2.48	647,505
May 2025	$3.19	$2.68	724,891
June 2025	$3.00	$2.52	218,123
July 2025	$2.90	$2.40	244,874
August 2025	$2.93	$2.39	116,224
September 2025	$2.94	$2.41	77,253
October 2025	$2.81	$2.20	159,001
November 2025	$4.08	$2.50	710,229
December 2025	$3.50	$2.76	213,275

The following table sets forth the reported high and low prices and the aggregate monthly volume of trading of the listed “EPRX.WT” Warrants on the TSX for the year ended December 31, 2025. All amounts in the table are expressed in Canadian dollars:

	High	Low	Volume
January 2025	$0.45	$0.35	3,500
February 2025	$0.75	$0.50	33,700
March 2025	$0.65	$0.50	75,250
April 2025	$0.35	$0.27	7,000
May 2025	$0.30	$0.23	19,500
June 2025	$0.37	$0.19	5,800
July 2025	$-	$-	-
August 2025	$0.34	$0.24	1,200
September 2025	$0.39	$0.20	60,600
October 2025	$0.30	$0.25	5,500
November 2025	$0.41	$0.30	8,000
December 2025	$0.40	$0.25	33,350

The following table sets forth the reported high and low prices and the aggregate monthly volume of trading of the listed “EPRX.WT.A” Warrants on the TSX for the year ended December 31, 2025. All amounts in the table are expressed in Canadian dollars:

	High	Low	Volume
January 2025	$1.50	$1.50	7,300
February 2025	$1.98	$1.98	300
March 2025	$2.00	$2.00	1,300
April 2025	$-	$-	-
May 2025	$-	$-	-
June 2025	$2.25	$2.25	500
July 2025	$-	$-	-
August 2025	$4.10	$3.98	1,400
September 2025	$4.80	$4.18	5,300
October 2025	$4.90	$4.80	1,300
November 2025	$5.75	$5.00	30,050
December 2025	$5.50	$5.50	1,000

Prior Sales

The following table summarizes details of each class of securities of the Company that is outstanding but not listed or quoted on a marketplace, issued by the Company during the most recently completed financial year:

Date of Issuance/Grant	Type of Security	Number of Securities Issued	Issue/Exercise Price
March 25, 2025	Options	1,151,000	CDN$5.14
May 13, 2025	Options	311,250	CDN$5.42
November 14, 2025	Restricted Stock Units	45,000	CDN$8.78
November 15, 2025	Restricted Stock Units	1,209,600	CDN$8.63
November 15, 2025	Options	1,880,950	CDN$8.63

DIRECTORS AND OFFICERS

The names of the directors and executive officers of the Company as of the date hereof, their province or state and country of residence, their respective positions with the Company the date upon which the directors were first elected to the Board are set out in the table below. The term of each director expires on the date of our next annual meeting.

Name, Province of Residence and Position with Eupraxia	Principal Occupation or Business or Employment in the Past Five Years	Date Appointed as a Director of the Company
James A. Helliwell British Columbia, Canada Chief Executive Officer and Director	Chief Executive Officer, Eupraxia Pharmaceuticals Inc. (July 2012 – Present)	July 23, 2012
Amanda Malone British Columbia, Canada Chief Scientific Officer	Chief Scientific Officer and Chief Operating Officer, Eupraxia Pharmaceuticals Inc. (Sep 2012 – Present)	N/A

Alex Rothwell British Columbia, Canada Chief Financial Officer	Chief Financial Officer, Eupraxia Pharmaceuticals Inc. (February 2025 – Present)	N/A
Paul Brennan British Columbia, Canada Chief Business Officer	Chief Business Officer, Eupraxia Pharmaceuticals Inc. (December 2022 – Present)	N/A
Mark Kowalski Massachusetts, USA Chief Medical Officer	Chief Medical Officer, Eupraxia Pharmaceuticals Inc. (May 2023 – Present)	N/A
Simon Pimstone(2,3,4) British Columbia, Canada Chairman of the Board and Director

Chair of the Board, Founder and Chief Executive Officer, XYON Health Inc. (Jan 2019 – Present)

Alpha-9 Theranostics (May 2020 – 2024)

Non-Executive Chair of the Board, Xenon Pharmaceuticals, Inc. (June 2022 – 2024

Executive Chair of the Board, Xenon Pharmaceuticals, Inc. (June 2021 – June 2022)

Chief Executive Officer, Xenon Pharmaceuticals, Inc. (January 2003 – June 2021)

January 14, 2013 (as Director) and January 24, 2013 (as Chairman)
Richard M. Glickman(2,4) British Columbia, Canada Director

Chairman of the Board, enGene Inc. (October 2011 – Present)

Chairman of the Board, ESSA Pharma Inc. (October 2010 – 2025)

Co-founder and Executive Chairman (September 2013 – February 2014) and Chairman of the Board (February 2014 – April 2019) and Chief Executive Officer (February 2017 – April 2019), Aurinia Pharmaceuticals Inc.

Venture Partner, Lumira Ventures (March 2016 – Present)

March 9, 2021
Paul Geyer(3) British Columbia, Canada Director	Chief Executive Officer, Geyer Family Office (2025 – Present) Chief Investment Officer, Nimbus Synergies (2025 -Present) Chief Executive Officer, Discovery Parks and Nimbus Synergies (May 2017 – 2025)	January 14, 2013

John Montalbano (3,4) British Columbia, Canada Director

Director, AbCellera Biologics Inc. (November 2020 – Present)

Director, XYON Health Inc. (June 2021 – Present)

Director, Canada Pension Plan Investment Board (February 2017 – Present)

Director, Aritzia Inc. (July 2019 – February 2025)

Director, Manulife. (February 2025 – Present)

January 14, 2013
Michael Wilmink(2) Arizona, USA Director	Orthopaedic Surgeon, Partner in OrthoArizona practice (2002 – Present)	January 14, 2013
Joseph Freedman Toronto, Canada Director

Chairman of the BoardDirector, Centre for Aging and Brain Health Innovation (2021 – Present)

Director, Bridgemarq Real Estate Services (2020 – Present)

Director, Total Containment Inc. (March 2022 – Present)

October 31, 2024

Notes:

(1)

The information as to principal occupation, business or employment (for the preceding five years for any new director) and Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees themselves. Beneficial ownership is determined in accordance with applicable Canadian securities laws.

(2)	Members of the Compensation Committee, with Richard Glickman as chair.
(3)	Members of the Audit Committee, with John Montalbano as chair.
(4)	Members of the Nominating and Corporate Governance Committee, with Joseph Freedman as chair.

As of the date of this AIF, the directors and executive officers of the Company owned, directly or indirectly, or exercised control or direction over 6,766,336 (11.0%) of the issued and outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Cease Trade Orders

To the best of our knowledge, no director or executive officer of the Company, is, or within the ten years prior to the date hereof, has been, a director, chief executive officer or chief financial officer that: (i) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions under Canadian securities legislation, that was in effect for a period of more than thirty consecutive days or, (ii) after that person ceased to act in that capacity, was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, that was in effect for a period of more than thirty consecutive days and which resulted from an event that occurred while that person was acting in that capacity.

Penalties or Sanctions

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, (i) has, during the ten years prior to the date hereof, been a director or executive officer of any company that, while that person was acting in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets or (ii) has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company and any of its directors or officers as of the date hereof. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on the Company’s behalf. See also “Risk Factors – Our directors may serve as directors of other biotech companies and may have conflicts of interest”. Pursuant to the BCBCA, directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and the Company’s Articles:

•

a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer of the Company, must promptly disclose the nature and extent of that conflict; and

•

a director who holds a disclosable interest (as such term is defined under the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve such contract or transaction.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

PROMOTERS

No person or company is, or has acted as, a promoter of the Company within the two most recently completed financial years or during the current financial year.

AUDIT COMMITTEE INFORMATION

Audit Committee

The Audit Committee is comprised of John Montalbano (Chair), Simon Pimstone and Paul Geyer, each of whom is “independent” and “financially literate” pursuant to NI 52-110.

The Audit Committee assists the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s principal responsibilities include (i) recommending the external auditor to be nominated for the purpose of providing audit, review or attest services for the Company, (ii) recommending the compensation of the external auditor, (iii) overseeing the work of the external auditor in performing audit, review or attest services for the Company, (iv) reviewing the Company’s financial statements, management’s discussion and analysis and annual and interim earnings press releases before the Company publicly discloses this information, and (v) establishing procedures for addressing complaints or concerns regarding accounting, internal control or auditing matters.

A copy of the Audit Committee’s charter is attached as Schedule “A” to this AIF.

Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

John Montalbano, CFA, Director

John Montalbano is a global investment executive and the former Chief Executive Officer of RBC Global Asset Management, retiring in 2015 after leading the firm’s growth to $370 billion in assets under management, placing it among the 50 largest asset managers worldwide at the time.

Mr. Montalbano currently serves as a Director and Audit Chair of the Canada Pension Plan Investment Board, a Director of AbCellera Inc. (NASDAQ), a Director of Manulife, and as Chairman of White Crane Capital, a Vancouver-based hedge fund. He has also served as a Director of Aritzia Inc.

At Eupraxia Pharmaceuticals, Mr. Montalbano serves as a director and contributes to governance oversight through his roles as Chair of the Audit Committee and as a member of the Nominating & Governance Committee. He has served on the Board since 2013.

Mr. Montalbano has held several prominent civic and philanthropic leadership roles, including serving as Chair of the UBC Board of Governors, St. Paul’s Foundation, and the Vancouver Police Foundation. He also co-founded the Take a Hike Youth at Risk Foundation and has held leadership positions with the Asia Pacific Foundation of Canada, the Rideau Hall Foundation, and Windmill Microlending.

Mr. Montalbano holds the Chartered Financial Analyst (CFA) designation, a Bachelor of Commerce (Honours) from the University of British Columbia, and an Honorary Doctor of Letters from Emily Carr University of Art and Design.

Mr. Montalbano brings global institutional investment leadership and deep audit oversight experience, with a proven track record in governance, capital allocation, and risk management across complex organizations.

Simon Pimstone, MD, PhD, FRCPC (Chair), Chairman of the Board

Dr. Simon Pimstone is a physician-scientist-and experienced board chair whose leadership spans biotechnology, healthcare policy, clinical research, and national innovation initiatives. Dr. Simon Pimstone is the founder and Chief Executive Officer of XYON Health Inc., a privately held Canadian company delivering innovative healthcare solutions for men and women with hair loss.

Dr. Pimstone has held management, board, and advisory roles with organizations including Xenon Pharmaceuticals (Nasdaq: XENE), Alpha9 Oncology, Borealis Biosciences and Kokua Pharmaceuticals. He has also served on the boards of several industry and healthcare associations, including as former Chair of LifeSciences BC and the Providence Healthcare Research Trust, and as former Vice-Chair-of BIOTECanada. He has additionally chaired the Canadian federal government’s State of the Nation Report.

Dr. Pimstone has won several awards, namely Globe and Mail top 40 under 40, Don Rix Lifetime Achievement Award and Business in Vancouver top 40 under 40.

At Eupraxia Pharmaceuticals, Dr. Pimstone serves as Chairman of the Board and is a member of the Compensation, Audit and Nomination & Governance Committees. He has served on the Board since 2013.

Dr. Pimstone received his MD from the University of Cape Town (MBChB, 1991) and is an internal medicine specialist (FRCPC, UBC, 2001). Prior to his specialization, he trained as a clinical research fellow with the Department of Medical Genetics at the University of British Columbia and earned a PhD in cardiovascular genetics through the University of Amsterdam (1998). He also serves as a consultant physician at the UBC Medical and Cardiology Clinic at UBC Hospital in Vancouver.

Dr. Pimstone brings a rare combination of physician-scientist depth and executive leadership, with demonstrated governance experience across biotech and healthcare organizations, industry associations, and -health-system research institutions.

Dr. Pimstone has received a number of awards and is widely published.

Paul Geyer, P.Eng. RIT., Director

Paul Geyer is a medtech founder-operator, investor, and executive with more than 30 years of experience building and scaling medical technology and digital health companies. He has led organizations through major growth phases, including an exit and a transition to a public company, and has built teams of more than 350 employees.

Mr. Geyer is currently the Chief Investment Officer of Nimbus Synergies, a venture capital firm supporting British Columbia–based digital health companies. He retired as CEO of Nimbus Synergies and Discovery Parks Investments Ltd. in 2025 to focus on health technology investing and managing the Geyer Family Office. He is also an active mentor and angel investor in medical technology ventures.

Mr. Geyer founded Mitroflow in 1991, growing it from nine to more than 125 employees before its sale in 1999. He later founded Medical Ventures (Neovasc), serving as CEO until 2008 and raising over $40 million in equity financing while completing three acquisitions. From 2009 to 2017, he was the founding CEO of LightIntegra Technology, developer of ThromboLux, a point-of-care device for assessing platelet quality.

Since 2008, Mr. Geyer has supported entrepreneurs as a mentor, advisor, and board member, including as a Fellow of Creative Destruction Labs. He has also contributed to organizations such as BCTech, LifeSciences BC, Science World, the Vancouver General Hospital & UBC Hospital Foundation, and Junior Achievement BC.

At Eupraxia Pharmaceuticals, Mr. Geyer serves as a director and is a member of the Audit Committee. He has served on the Board since 2013.

He currently sits on the Boards of Montfort, Arbutus Medical, MetaOptima, and Stoko, and also serves on the Boards of the VGH Hospital Foundation and Junior Achievement BC, where he has frequently chaired Boards and Finance and Investment Committees.

Mr. Geyer holds a BASc in Electrical Engineering, has completed programs in Biomedical Engineering and Venture Capital, and holds a Certified Director designation from UCLA. He recently retired as a Professional Engineer in British Columbia after more than 30 years of practice.

Mr. Geyer brings extensive founder-operator and scale-up experience in medtech and digital health, with a strong track record in capital raising, commercialization, acquisitions, and supporting early-stage innovators through governance, finance, and strategic mentorship.

Pre-Approval Policies and Procedures

The Audit Committee has the authority and responsibility for pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the external auditors or the external auditors of the Company’s subsidiary entities unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit Committee.

External Auditor Service Fees by Category

The aggregate fees billed by the Company’s external auditors in the last two fiscal years for audit fees are set out in the table below. In the table, “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements and include the fees for interim review of the financial statements each quarter and fees associated with the preparation of consent letters. “Audit-Related Fees” are fees not included in audit fees that are billed by the external auditor for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements. “Tax Fees” are fees billed by the external auditor for professional services rendered for tax compliance, tax advice and tax planning. “All Other Fees” are fees billed by the external auditor for products and services not included in the foregoing categories. All fees are “as billed” on a cash basis by the Company. All amounts in the table are expressed in Canadian dollars.

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
December 31, 2025	$568,669	$-	$53,045	$-
December 31, 2024	$280,280	$-	$103,316	$-

Notes:

(1)

Tax Fees related to the preparation of income tax returns for the Company and its subsidiaries, and fees related to the preparation of the Company’s Scientific Research and Experimental Development claims.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the Company’s knowledge, there are no legal proceedings or regulatory actions to which the Company is a party, or has been a party to, or of which any of its property is the subject matter of, or was the subject matter of, since the beginning of the financial year ended December 31, 2025, and no such proceedings or actions are known by the Company to be contemplated.

As of December 31, 2025, and the date of this AIF, the Company is not subject to:

•	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2025;

•	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

•	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2025.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this AIF, none of (i) the directors or executive officers of the Company, (ii) the shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of the Company, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect Eupraxia.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares in Canada and TSX Trust Company at its principal offices in Vancouver, British Columbia (“TSX Trust”) and in the United States is Continental Stock Transfer and Trust Company at its principal offices in New York, New York. The Warrant Agent in respect of the listed Warrants is TSX Trust.

MATERIAL CONTRACTS

The following are “material contracts” of the Company, as defined in National Instrument 51-102—Continuous Disclosure Obligations, that are outstanding as of the date of this AIF:

•	The Amended and Restated License Agreement between Auritec and Eupraxia USA dated October 9, 2018, as amended, and the Security Agreement between Auritec and Eupraxia USA dated March 31, 2020.

•	The warrant indenture between the Company and TSX Trust Company dated March 9, 2021.

•	The warrant indenture between the Company and TSX Trust Company dated April 20, 2022.

Copies of the foregoing documents are available on SEDAR+ at www.sedarplus.ca.

INTERESTS OF EXPERTS

Our auditors are KPMG LLP. KPMG LLP has confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and are independent accountants with respect to us under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Management Information Circular dated April 25, 2025, and filed on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for our most recently completed financial year, each of which is available under the Company’s profile at www.sedarplus.ca.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee is to assist the board of directors (the “ Board ”) of Eupraxia Pharmaceuticals Inc. (the “ Company ”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the accounting and financial reporting processes of the Company, the systems of internal controls and management information systems established by the senior officers of the Company (“Management”) including cybersecurity, and information security and disaster recovery plans, and the Company’s internal and external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements. The Audit Committee is a standing committee of the Board of the Company appointed as required by (i) National Instrument 52-110—Audit Committees (“NI 52-110”) (ii) Rule 5605 of the NASDAQ Stock Market Rules (“Rule 5605”) and (iii) Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (“Rule 10A-3”).

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board. Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. For this purpose, the Audit Committee may consult with Management.

The external auditors shall report directly to the Audit Committee.

In addition, the Audit Committee:

a.

shall determine (i) whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select a suitable alternative for nomination; and (ii) the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.

evaluates and ensures the independence of the external auditors, including by (i) pre-approving any non-audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any, (ii) obtaining from the external auditor a formal written statement delineating all relationships between the external auditor and the Company, (iii) actively engaging in a dialogue with the external auditor with respect to the written statement, including any disclosed relationships or services that may impact the objectivity and independence of the external auditor, any other matters required by regulatory bodies and any relationships or services that may impact the objectivity and independence of the external auditors and (iv) taking appropriate action to oversee the independence of the external auditor;

e.	confirms that the external auditors are a “participating audit” firm for the purpose of National Instrument 52-108 – Auditor Oversight and are in compliance with governing regulations;

f.

reviews and (i) approves in advance the scope and plans for the audits and the audit fees and (ii) approves in advance (or, where permitted by law and regulations, subsequently) all non-audit and tax services to be performed by the independent auditor that are not otherwise prohibited by law or regulations and any associated fees;

g.	reviews and evaluates the performance of the external auditors;

h.	assures the regular rotation of the lead audit partner of Company’s external auditor and considers regular rotation of the accounting firm serving as the Company’s external auditor;

i.

in accordance with applicable law, adopts policies and procedures for the Audit Committee’s pre-approval, including delegation to one or more members of the Audit Committee, of the engagement of the Company’s external auditors to perform permitted services on an ongoing basis; and

j.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	reviews the results of the independent audit and the quarterly reviews, and the independent auditor’s opinion on the audited financial statements;

c.	consults with management and the external auditors regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits;

d.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

e.

reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

f.

reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

g.	reviews the appropriateness and disclosure of any off-balance sheet matters;

h.	reviews disclosure of related-party transactions;

i.	receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements;

j.	makes recommendations to the Board respecting approval of the audited financial statements;

k.

meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

l.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

m.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.	reviews and determines the Company’s practice with respect to review of interim financial statements by the external auditors;

b.	conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

c.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.

The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.

reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review; reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan;

c.

consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

d.	obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

e.	reviews Management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management;

f.	reviews with Management the Company’s compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

g.

reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website.

Complaint Procedures

The Audit Committee shall adopt and oversee procedures to address complaints received by the Company regarding accounting, internal accounting controls or auditing matters. The procedures shall allow for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Conflicts of Interest

The Audit Committee shall review the Company’s policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board or any significant shareholders of the Company, as may be necessary or desirable under the requirements of any exchange upon which the securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time. The Audit Committee shall consider the results of any review of these policies and procedures by the Company’s external auditors.

PROCEDURAL MATTERS

The Audit Committee:

a.	invites the Company’s external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Audit Committee may deem appropriate;

c.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

d.

has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.

has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

f.

pre-approves non-audit services to be performed by the external auditors in accordance with the provisions of NI 52-110 and Rule 2-01(7) of Regulation S-X, taking into consideration whether the delivery of non-audit services will interfere with the independence of the auditors.

COMPOSITION

The Audit Committee is composed of a minimum of three directors, all of whom are independent pursuant to the requirements of NI 52-110, Rule 10A-3 and Rule 5605, subject to any exemptions or relief that may be granted from such requirements under NI 52-110, Rule 10A-3 and Rule 5605, and have relevant skills and/or experience in the Audit Committee’s areas of responsibility as may be required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded. No member shall have served as the CEO of the Company, or an affiliate, within the past five years, as the CFO of the Company, or an affiliate, within the past three years, or shall have participated in the preparation of the financial statements of the Company or any of the Company’s current subsidiaries within the past three years.

The members of the Audit Committee shall not be members of more than three public company audit committees (including the Company), except for a member with demonstrable financial expertise, such as a former CFO, who shall not be a member of more than four audit committees (including the Company).

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board. The Board fills any vacancy on, and may appoint any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee. The Audit Committee must meet at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by electronic means) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will choose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company’s Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

Delegation

The Audit Committee may, in its discretion and where permitted by NI 52-110, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

Funding

The Company must provide appropriate funding, as determined by the Audit Committee, for the payment of:

a.	compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

b.	compensation to any advisers engaged by the Audit Committee; and

c.	ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto.

EFFECTIVE DATE

This Charter was approved by the Board on April 5, 2024.